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LLOYD K. GARRISON (1946-1991)
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SEC MAIL PROCESSING SECTION
RECEIVED
MAY 31 2005
WASH, D.C. 209

May 24, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Deer Creek Energy Limited (the "Company") File No. 82-34856
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Dear Sirs/Madams:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's 2004 Annual Report, Annual Information Form dated March 18, 2005, Management Proxy Circular dated April 21, 2004 and first quarter report to shareholders dated May 6, 2005 for your records. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

dlw 6/9

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

Andrew J. Foley

Enclosures

cc: Lori Pretty, Deer Creek Energy Limited

File No. 82-34856

DEER CREEK
Energy Limited

INITIAL ANNUAL INFORMATION FORM

For the year ended December 31, 2004

March 18, 2005

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

This Annual Information Form contains forward-looking statements relating to the anticipated future operations, strategies, financial and operating results and business opportunities of Deer Creek Energy Limited ("Deer Creek", or the "Company"). Forward-looking information typically contains statements using words such as "anticipate", "believe", "project", "expect", "plan", "intend" or similar words suggesting future outcomes, statements that actions, events or conditions "may", "would", "could" or "will" be taken or occur in the future, or statements regarding the outlook for petroleum prices, estimated amounts and timing of capital expenditures, anticipated results of development and construction projects, estimates of future production, reserves and resources or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. Statements concerning resources and reserves are also forward-looking statements, as they reflect estimates as to the volume and nature of petroleum deposits that will be found to be present when a project is developed, and, in the case of reserves, the expectation that the deposits can be economically exploited in the future.

Readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, risks and uncertainties and other factors that contribute to the possibility that the predicted outcome will not occur. Among the factors that could cause actual events, results or outcomes to differ materially from those reflected in the forward-looking information in this Annual Information Form include those identified under the heading "Risk Factors" and elsewhere in this Annual Information Form. Readers should be aware that the list of risks set forth under "Risk Factors" is not exhaustive.

The Company undertakes no obligation to update or revise any forward-looking information.

CORPORATE STRUCTURE

Deer Creek was incorporated pursuant to the Alberta Business Corporations Act ("ABCA") on October 1, 1996. On January 17, 1997, the Company filed Articles of Amendment to remove both the share transfer restrictions attached to the Common Shares and the private company restrictions contained in its Articles of Incorporation. On September 2, 1999, the Company filed Articles of Amendment to redesignate 70,000,000 First Preferred Shares as First Preferred Shares, Series A and to provide for the rights, privileges, restrictions and conditions attaching to such shares. On March 20, 2000, the Company filed Restated Articles of Incorporation to amend the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Series A. On October 9, 2002, the Company filed Articles of Amendment to cancel the First Preferred Shares, Series A. On June 1, 2004, the Company filed Articles of Amendment to, among other things, consolidate the then outstanding Common Shares on a five for one basis.

The Company's head office is located at Bow Valley Square II, Suite 2600, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, and its registered office is located at Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

Deer Creek has no material subsidiaries.

DEVELOPMENT OF THE BUSINESS

General

Deer Creek is a Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. Deer Creek's principal assets include an interest in Alberta Oil Sands Leases 24 and 74 (formerly Permit 70), collectively known as the Joslyn Project. The Joslyn Project is located in the regional municipality of Wood Buffalo, approximately 60 kilometres

north of Fort McMurray in northern Alberta. Deer Creek has been evaluating and developing the Joslyn Project over the course of the last seven years and has formulated a strategy to advance the program for the recovery of bitumen as a multi phased SAGD and mining development. The Company holds an 84% working interest in, and is the operator of, the Joslyn Project, which contains over 50,000 acres of land and oil sands rights in the McMurray formation.

As at December 31, 2004, Deer Creek employed 25 people.

Historical Development

Early Venture Capital Investment

Lime Rock provided Deer Creek with the original venture capital required to undertake the Joslyn Project. In 1998 and 1999, Deer Creek issued debentures in four separate financings. The first debenture, in the amount of $1.5 million, was issued in 1998 and provided the Company with the funds required to satisfy the initial obligations under a farm out with Talisman, thereby earning the option to acquire Lease 24 pursuant to the Talisman Agreement. In 1999, the Company completed three additional debenture financings with proceeds of $93,533, US$4.5 million and US$5.7 million. The proceeds from these transactions were used to complete the purchase of assets under the Talisman Agreement and to fund the Pilot Project. All of the outstanding debentures were consolidated in December 1999. In August 2002, Deer Creek completed an agreement with Lime Rock to set-off the consolidated debentures together with all accrued interest, by the subscription for 14,361,800 Common Shares.

Pilot Project

The development of the Joslyn Project commenced in 1998 with initial field tests on Lease 24 using proprietary multi drain SAGD oil recovery technology. The Pilot Project was located on the north part of Lease 24. In November 1998, Deer Creek carried out the initial stage of the Pilot Project with the drilling of one horizontal well and one vertical well followed by 45 days of steam injection operations. Engineering and other technical work then continued in preparation for the second stage of the Pilot Project. The second stage of the Pilot Project field operations commenced in the winter of 2000 and continued until March 2001 with the drilling of four additional vertical wells and a second horizontal well. Steam injection commenced in February 2000, followed by a second round of drilling in September and October 2000, which included a SAGD well pair.

The Pilot Project consisted of a total of 13 pilot wells, two disposal wells, and one water supply well. The Pilot tested a variety of well architectures, including a dual well pair. In November 2000, the bitumen production rate exceeded the target rate established in the Talisman Agreement. The Pilot operation was subsequently discontinued in March 2001 and the test facilities dismantled. The dual well pair had a cumulative steam oil ratio of approximately 2.8 m3/m3 during the four month duration of the test and an average steam oil ratio in the final month of the test of approximately 2.4 m3/m3. The results of the test confirmed well performance and were sufficiently positive that Deer Creek proceeded with plans to develop the Joslyn Project.

Three Year History

The Company entered into an agreement to acquire Lease 24 from Talisman on March 1, 1998 for an initial payment of $5.3 million plus a commitment to pay an additional amount of up to $21.0 million plus accrued interest. On November 3, 1999, Deer Creek purchased Lease 74 at an Alberta crown land sale for $0.2 million.

During 2002, Deer Creek completed a 31 well core hole drilling program. This drilling program completed Deer Creek's evaluation requirements to extend the tenure of Lease 24. Approval of the lease extension was granted in June 2002 with the designated status of a continued lease. Regulatory approval for SAGD Phase I was received in May 2002. A regulatory application was made in August 2002 to relocate the SAGD Phase I demonstration development to the west side of Lease 24, away from the potential mining area.

On August 8, 2002, the Company sold 16% of its then 100% interest in the Joslyn Project to Enerplus for gross proceeds of $16.0 million plus the assumption by Enerplus of 16% of the contingent obligations to Talisman. The Company also completed an agreement with Lime Rock to satisfy the previously issued consolidated debenture and all accrued interest, by the subscription for 14,361,800 Common Shares.

On August 8, 2002, the Company completed a private placement of 5,264,282 Common Shares at a price of $4.65 per Common Share for gross proceeds of $24.5 million. The net proceeds from this financing were used for the continued development of the Joslyn Project.

On August 30, 2002, the shareholders of the Company approved a special resolution to reduce the stated capital of the Common Shares, pursuant to the ABCA, in the aggregate amount of $7.2 million and to contribute this amount to the Company's contributed surplus. Putting this resolution before shareholders for their consideration was in accordance with the contractual obligations of the Company to Lime Rock under agreements relating to their investment in Deer Creek.

On November 28, 2002, the Company completed a private placement of 909,091 flow-through Common Shares at a price of $5.50 per flow-through Common Share for gross proceeds of $5.0 million. The net proceeds from this financing were used to pay costs related to the 2003 winter drilling program.

During the first quarter of 2003, the Company completed a 107 well drilling program of core holes and utility wells. By the end of that year, the well database for the Joslyn Project had increased to more than 370 wells, providing additional information to evaluate the total resource.

In July 2003, the Company applied for regulatory approval for SAGD Phase II, a 10,000 barrels of bitumen per day SAGD expansion. While the regulatory review process continued, the Company worked with stakeholders to address their concerns and interests regarding the development plans for SAGD Phase II.

In the second half of 2003, the Company focused on the engineering design, major equipment construction, and site and access road construction for SAGD Phase I. Deer Creek's objectives included managing the modularization of the SAGD Phase I facilities, start-up protocols and detailed well design optimization. In addition, Deer Creek began gathering initial base-line environmental data and developing the preliminary engineering design for the SAGD Phase II facility. In the third quarter of 2003, detailed engineering commenced on SAGD Phase II and the Company successfully drilled its initial demonstration well pair for SAGD Phase I.

On November 4, 2003, the Company completed a private placement of 1,000,000 flow-through Common Shares at a price of $10.00 per flow-through Common Share, for gross proceeds of $10.0 million. The net proceeds from this financing were used to fund the Company's winter core hole delineation program in 2004.

On January 28, 2004, the Company completed a private placement of 2,020,000 Common Shares at a price of $8.75 per Common Share for gross proceeds of $17.7 million. The net proceeds from this financing were used for the continued development of the Joslyn Project and, specifically, the completion of SAGD Phase I construction and start up.

During the first quarter of 2004, the Company completed an additional 195 well core hole drilling program that expanded its geological well database to more than 560 wells on the Joslyn Project. The SAGD Phase I facility construction and a preliminary feasibility study of the mining and extraction operations were successfully completed during this period. The preliminary feasibility study will assist in defining the most economic option for extracting the mining resource.

On April 10, 2004, steam injection began as SAGD Phase I operations commenced. Production from the SAGD Phase I well pair commenced in September 2004. Initial production response from the production well was consistent with expectations.

In May 2004, the Company received EUB regulatory approval for the SAGD Phase II expansion.

On May 20, 2004, the shareholders of the Company approved, among other things, a special resolution to reduce the stated capital of the Common Shares, pursuant to the ABCA, in the aggregate amount of $18.2 million and to contribute such amount to the Company's contributed surplus. Putting this resolution before shareholders for their consideration was in accordance with the contractual obligations of the Company to Lime Rock under agreements relating to their investment in Deer Creek. Additionally, a special resolution approving the consolidation of the Common Shares on a five for one basis was presented and approved by shareholders. Articles of Amendment to give effect to the consolidation were filed on June 1, 2004.

On July 29, 2004, the Company completed its initial public offering of 16,900,000 Common Shares at a price of $9.50 per Common Share for gross proceeds of $160.6 million. The net proceeds from this financing will be used to fund the Company's share of the projected capital costs of SAGD Phase II, the regulatory, engineering design and environmental work related to additional expansions of the Joslyn Project and other related expenses.

On September 13, 2004, a contract was made with a major drilling company to build a drilling rig to be used for the SAGD Phase II 17 well pair drilling program.

In November 2004, the Company received approval of the conversion of Permit 70 to Lease 74.

On November 29, 2004 the Company closed a 1,100,000 private flow-through common share issue at a price of $11.25 per flow-through common share for gross proceeds of $12.4 million. The net proceeds from this financing are to be used to fund the Company's winter core hole geophysical program in 2005.

In the fourth quarter of 2004, 85 core holes were drilled, expanding the Company's geological well database to more than 645 wells at December 31, 2004. In addition, Deer Creek awarded the engineering services contract for the mining project to AMEC Americas Ltd. for the completion of the regulatory application for the first two phases of the mining and extraction development. The Company intends to file the regulatory application in late 2005 or early 2006.

Engineering design has continued for SAGD Phase II throughout 2004. The SAGD Phase II design base memorandum was completed in April 2004 and procurement of major equipment components began in the fourth quarter of 2004.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

The Company's strategy is to stage the development of the Joslyn Project into manageable phases. The business plan envisions four phases of SAGD production development and four phases of mining and extraction development. Deer Creek is of the view that its stepped development approach will allow it to manage the operational and financial requirements of the Joslyn Project as it grows in scale and

complexity. The Joslyn Project's estimated life is more than 30 years and Deer Creek intends to revise and optimize its strategy and plan of development for the Joslyn Project.

Deer Creek expects to produce approximately 25% of the potential recoverable reserves and resources in the Joslyn Project through SAGD production recovery methods and approximately 75% by surface mining and extraction methods.

Deer Creek's SAGD Phase I facility was successfully completed in April 2004 and production from the single well pair commenced in September 2004. SAGD Phase I was designed to produce 600 barrels of bitumen per day as an initial demonstration project to confirm construction, engineering and operation practices. Deer Creek expects the well pair to reach full production of approximately 600 barrels of bitumen per day by the fourth quarter of 2005.

SAGD Phase II is expected to expand the production level of the Joslyn Project by 10,000 barrels of bitumen per day. The SAGD Phase II regulatory application was submitted in July 2003 and approval to produce up to 12,000 barrels of bitumen per day was received in May 2004. To achieve 10,000 barrels of bitumen per day, it is estimated that 17 well pairs will be required. Once initial well performance is confirmed, additional wells may be drilled to increase production to the design capacity for the SAGD Phase II facility of 12,000 barrels of bitumen per day. SAGD Phase II is scheduled for first steam injection in early 2006.

SAGD Phase III is expected to expand the production level of the Joslyn Project by 30,000 barrels of bitumen per day in two stages. The regulatory process to obtain approval for this expansion commenced with the preparation and filing of a public disclosure document in mid 2004. The application for regulatory approval for the first 15,000 barrels of bitumen per day expansion, SAGD Phase IIIA, was submitted by Deer Creek in the first quarter of 2005. SAGD Phase IIIA is expected to begin steaming operations in late 2007, closely followed by a second expansion, SAGD Phase IIIB, of 15,000 barrels of bitumen per day scheduled for first steam in 2009.

Mine Phase I and Mine Phase II involve the development of an initial mine pit proposed to be located on the northeast side of the Joslyn Project over a six year development period. Each phase is expected to expand production by 50,000 barrels of bitumen per day commencing in 2010. The regulatory process to obtain approval for this expansion has commenced with the preparation and filing of a public disclosure document. The application for regulatory approval for the first 100,000 barrels of bitumen per day is expected to be submitted by Deer Creek in late 2005 or early 2006.

Mine Phase III and Mine Phase IV entail two additional phases, each with production capability of 50,000 barrels of bitumen per day. Mine Phase III and Mine Phase IV are dependent on, among other things, economics, future delineation drilling and mine planning.

Deer Creek is analyzing and evaluating options for upgrading bitumen produced from the Joslyn Project. The upgrading could be in the form of direct investment by Deer Creek, joint ventures or partnerships with others.

STATEMENT OF RESERVES AND RESOURCES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves and resource data and other oil and gas information set forth below (the "Statement") is dated February 22, 2005. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is January 14, 2005.

Disclosure of Reserves and Resources Data

The reserves and resources data set forth below (the "Reserves and Resources Data") is based upon an evaluation by GLJ with an effective date of December 31, 2004 contained in the GLJ Report dated February 22, 2005. The Reserves and Resources Data summarizes the bitumen deposits of Deer Creek and the net present values of future net revenue for these reserves and resources using constant prices and costs and forecast prices and costs. The Reserves and Resources Data conforms with the requirement of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Deer Creek engaged GLJ to provide an evaluation of proved plus probable plus possible reserves and resources.

The SAGD reserves and Mining resources evaluations were completed independent of each other and as such do not reflect potential tax or royalty synergies of a combined project. For purposes of the evaluations, only one product type group was used, namely Bitumen from the Company's operations located near Fort McMurray, Alberta, Canada.

All of Deer Creek's reserves and resources are in Canada and, specifically, in the province of Alberta.

It should not be assumed that the estimates of future net revenue presented in the tables below represent the fair market value of the Company's reserves and resources. There is no assurance that the constant prices and costs assumptions and the forecast prices and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Deer Creek's reserves and resources provided herein are estimates only and there is no guarantee that the estimated reserves and resources will be recovered. Actual reserves and resources may be greater than or less than the estimates provided herein.

The Report on Reserves Data by GLJ in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Appendices A and B hereto, respectively.

Other Notes:

1. Columns may not add due to rounding.
2. ARTC means Alberta Royalty Tax Credit.
3. The economic forecasts for the Mining Contingent Resources low estimate and the high estimate were not prepared.

Summary of Reserves and Resources of the Joslyn Project
(volume before royalties – Forecast Prices and Costs)

SAGD Reserves	Gross Lease Reserves (mmbbl)	Gross Lease NPV @ 10% before tax ($ millions)	Working Interest Reserves (mmbbl)	Working Interest NPV @ 10% before tax ($ millions)
Probable	298.4	275.8	250.7	231.7
Possible	255.0	190.6	214.2	160.1
Probable plus Possible	553.4	466.4	464.9	391.8

Mining Contingent Resources		Gross Lease Resources (mmbbl)	Gross Lease NPV @ 10% before tax ($ millions)		Working Interest Resources (mmbbl)	Working Interest NPV @ 10% before tax ($ millions)
Low estimate	720.0			604.8		
Best estimate	1,580.0	1,580.0	769.3	1,327.2	1,327.2	646.2
High estimate	2,260.0			1,898.4		
Total Probable plus Possible Reserves and Contingent Resources		**2,133.4**	**1,235.6**		**1,792.1**	**1,037.9**

Oil and Gas Reserves – Forecast Prices and Costs

Summary of Oil and Gas Reserves

	Bitumen	
	Working Interest (mmbbl)	Net After Royalty (mmbbl)
Probable	250.7	230.8
Possible	214.2	192.0
Total Probable plus Possible	**464.9**	**422.8**

There are no Company interest proved reserves to report, however data on probable and possible reserves are provided.

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses and Discounted at				
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Probable	1,749.8	655.1	231.7	51.4	(31.7)
Possible	2,034.5	528.0	160.1	56.8	23.7
Total Probable plus Possible	**3,784.3**	**1,183.1**	**391.8**	**108.2**	**(8.0)**

	After Future Income Tax Expenses and Discounted at				
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Probable	1,185.3	412.2	115.5	(9.4)	(66.0)
Possible	1,340.5	330.2	93.5	30.4	11.5
Total Probable plus Possible	**2,525.9**	**742.5**	**209.1**	**21.0**	**(54.5)**

Additional Information Concerning Future Net Revenue – (Undiscounted)

	Revenue (MM$)	Royalties[1] (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Probable	5,910.4	505.2	2,277.8	1,360.5	17.2	1,749.8	564.5	1,185.3
Possible	6,469.3	696.2	2,264.6	1,461.0	13.2	2,034.5	694.0	1,340.5
Total Probable plus Possible	**12,379.7**	**1,201.3**	**4,542.3**	**2,821.4**	**30.4**	**3,784.3**	**1,258.4**	**2,525.9**

Notes:
(1) Royalties net of ARTC.

Future Net Revenue by Production Group

Bitumen	**Future Net Revenue Before Income Taxes (Discounted at 10% per year) (MM$)**
Probable	231.7
Probable plus Possible	391.8

For purposes of the evaluation, only one product type group was used, namely Bitumen from the Company's operations located near Fort McMurray, Alberta, Canada.

Oil and Gas Reserves – Constant Prices and Costs

Summary of Oil and Gas Reserves

	Bitumen	
	Working Interest (mmbbl)	Net After Royalty (mmbbl)
Probable	250.7	245.9
Possible	214.2	203.5
Total Probable plus Possible	**464.9**	**449.5**

There are no Company interest proved reserves to report, however data on probable and possible reserves are provided.

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses and Discounted at				
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Probable	675.3	159.1	(33.0)	(108.2)	(137.7)
Possible	437.6	106.4	29.1	8.4	2.4
Total Probable plus Possible	**1,112.9**	**265.5**	**(3.9)**	**(99.8)**	**(135.3)**

	After Future Income Tax Expenses and Discounted at				
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Probable	472.2	77.5	(68.7)	(125.1)	(146.3)
Possible	282.6	55.7	9.8	0.1	(1.5)
Total Probable plus Possible	**754.8**	**133.2**	**(58.9)**	**(125.0)**	**(147.8)**

Additional Information Concerning Future Net Revenue – (Undiscounted)

	Revenue (MM$)	Royalties[1] (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Probable	4,103.5	65.6	2,164.0	1,186.3	12.3	675.3	203.2	472.2
Possible	3,506.5	170.2	1,849.5	1,042.2	7.0	437.6	154.9	282.6
Total Probable plus Possible	**7,610.0**	**235.8**	**4,013.5**	**2,228.5**	**19.2**	**1,112.9**	**358.1**	**754.8**

Notes:
(1) Royalties net of ARTC.

Future Net Revenue by Production Group

Bitumen	**Future Net Revenue Before Income Taxes (Discounted at 10% per year) (MM$)**
Probable Reserves	(33.0)
Probable plus Possible Reserves	(3.9)

For purposes of the evaluation, only one product type group was used, namely Bitumen from the Company's operations located near Fort McMurray, Alberta, Canada.

Pricing Assumptions

Forecast Prices Used in Estimates

The forecast reference prices used in the Forecast price analysis are provided in the table below.

Year	OIL WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Par Price 40⁰ API ($Cdn/bbl)	OIL Hardisty Heavy 12⁰ API ($Cdn/bbl)	OIL Bow River Hardisty ($Cdn/bbl)	OIL Wellhead Price ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	INFLATION RATES %/Year	EXCHANGE RATE ($US/$Cdn)
Forecast								
2005	42.00	50.25	27.50	35.00	17.50	6.60	2.0	0.820
2006	40.00	47.75	28.50	35.25	20.50	6.35	2.0	0.820
2007	38.00	45.50	28.75	35.00	22.25	6.15	2.0	0.820
2008	36.00	43.25	27.25	33.25	21.00	6.00	2.0	0.820
2009	34.00	40.75	25.50	31.50	20.00	6.00	2.0	0.820
2010	33.00	39.50	24.75	30.50	19.25	6.00	2.0	0.820
2011	33.00	39.50	24.75	30.50	19.25	6.00	2.0	0.820
2012	33.00	39.50	24.75	30.50	19.25	6.00	2.0	0.820
2013	33.50	40.00	24.75	30.75	19.25	6.10	2.0	0.820
2014	34.00	40.75	25.50	31.50	20.00	6.20	2.0	0.820
2015	34.50	41.25	25.75	31.75	20.25	6.30	2.0	0.820
Thereafter	Escalated at 2.0% per year						2.0	0.820

The price forecast is GLJ's standard price forecast effective January 1, 2005.

Constant Prices Used in Estimates

The reference benchmark prices (reflecting the posted prices corresponding to the last day of the Company's most recent financial year) used in the Constant price analysis are provided in the table below.

Year	OIL WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Par Price 40⁰ API ($Cdn/bbl)	OIL Hardisty Heavy 12⁰ API ($Cdn/bbl)	OIL Bow River Hardisty ($Cdn/bbl)	OIL Wellhead Price ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	EXCHANGE RATE ($US/$Cdn)
2004 (Year End)	43.45	46.54	23.79	32.58	$16.37	$6.54	0.831

Reconciliation Of Changes In Reserves And Future Net Revenue

Reserves Reconciliation

The following table provides a reconciliation of Deer Creek's net reserves based on forecast prices and costs between this analysis and the Company's prior year-end evaluation.

	Net After Royalty Probable (mmbbl)
January 1, 2004	228.3
Technical Revisions	2.5
Production(1)	0.0
December 31, 2004	230.8

Notes:
(1) 2004 net production of 13.8 thousand barrels.

Future Net Revenue Reconciliation

The Company has no proved reserves to report.

Additional Information Relating To Reserves Data

Undeveloped Reserves

No proved undeveloped reserves are reported. Probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The significant majority of the probable undeveloped reserves are scheduled to be developed within the next seven years of the effective date. Additional infill drilling, to maintain facility throughput, is scheduled throughout the life of the project. Capital expenditures to develop undeveloped reserves are estimated at $142.2 million in 2005.

Significant Factors or Uncertainties

For details of important economic factors or significant uncertainties that affect particular components of the Reserves and Resources Data, see "Management's Discussion and Analysis" and "Risk Factors".

Future Development Costs

Year	Forecast Prices and Costs Probable (MM$)	Forecast Prices and Costs Probable Plus Possible (MM$)
2005	142.2	142.2
2006	-	-
2007	-	-
2008	199.2	208.1
2009	-	-
2010	-	-
2011	287.0	244.9
2012	14.3	-
2013	14.5	29.0
2014	73.5	319.8
2015	14.9	19.9
2016	70.6	20.2
Subtotal	816.2	984.0
Remainder	544.3	1,837.5
Total Undiscounted	**1,360.5**	**2,821.4**
Total Discounted at 10%	**620.2**	**812.7**

Additional Information Relating To Resources Data

The GLJ Report also contains estimates of contingent resources for the mining portion of the Joslyn Project. The forecast and constant prices and costs assumptions used in the resources estimate were the same as those used in the reserves evaluation above.

It should not be assumed that the estimates of future net revenue presented in the tables below represent the fair market value of the Company's resources. There is no assurance that the constant or forecast prices and costs assumptions will be attained and variances could be material. The recovery and resource estimates of Deer Creek's resources provided herein are estimates only and there is no guarantee that the estimated resources will be recovered. Actual resources may be greater than or less than the estimates provided herein.

Contingent Resources – Forecast Prices and Costs

Summary of Contingent Resources

	CONTINGENT RESOURCES	
	Working Interest (mmbbl)	**Net After Royalty (mmbbl)**
Low Estimate	604.8	-
Best Estimate	1,327.2	1,210.5
High Estimate	1,898.4	-

Net Present Value of Future Net Revenue of Contingent Resources

	NET PRESENT VALUES OF FUTURE NET REVENUE									
	BEFORE FUTURE INCOME TAX EXPENSES AND DISCOUNTED AT (%/year)					**AFTER FUTURE INCOME TAX EXPENSES AND DISCOUNTED AT (%/year)**				
	0 (MM$)	**5 (MM$)**	**10 (MM$)**	**15 (MM$)**	**20 (MM$)**	**0 (MM$)**	**5 (MM$)**	**10 (MM$)**	**15 (MM$)**	**20 (MM$)**
Best Estimate(1)	11,067.5	2,855.0	646.2	(14.1)	(214.9)	7,221.2	1,752.9	278.0	(153.7)	(273.4)

Note:
(1) The economic forecasts for the low estimate and high estimate were not prepared.

Additional Information Concerning Future Net Revenue of Contingent Resources – (Undiscounted)

	REVENUE (MM$)	**ROYALTIES (MM$)**	**OPERATING COSTS (MM$)**	**DEVELOP-MENT COSTS (MM$)**	**ABANDON-MENT AND RECLAMA-TION COSTS (MM$)**	**FUTURE NET REVENUE BEFORE INCOME TAXES (MM$)**	**INCOME TAXES (MM$)**	**FUTURE NET REVENUE AFTER INCOME TAXES (MM$)**
Best Estimate(1)	37,568.0	3,610.0	18,531.8	4,358.5	-	11,067.5	3,846.4	7,221.2

Note:
(1) The economic forecasts for the low estimate and high estimate were not prepared.

Contingent Resources – Constant Prices and Costs

Summary of Contingent Resources

	CONTINGENT RESOURCES	
	Working Interest[1] (mmbbl)	**Net After Royalty (mmbbl)**
Low Estimate	604.8	-
Best Estimate	1,327.2	1,227.2
High Estimate	1,898.4	-

Net Present Value of Future Net Revenue of Contingent Resources

	NET PRESENT VALUES OF FUTURE NET REVENUE									
	BEFORE FUTURE INCOME TAX EXPENSES AND DISCOUNTED AT (%/year)					AFTER FUTURE INCOME TAX EXPENSES AND DISCOUNTED AT (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Best Estimate[(1)]	5,273.2	1,319.8	199.1	(142.2)	(239.3)	3,438.1	764.5	5.1	(218.3)	(271.9)

Note:
(1) The economic forecasts for the low estimate and high estimate were not prepared.

Additional Information Concerning Future Net Revenue of Contingent Resources – (Undiscounted)

	REVENUE (MM$)	ROYALTIES (MM$)	OPERATING COSTS (MM$)	DEVELOP -MENT COSTS (MM$)	ABANDON-MENT AND RECLAMA-TION COSTS (MM$)	FUTURE NET REVENUE BEFORE INCOME TAXES (MM$)	INCOME TAXES (MM)	FUTURE NET REVENUE AFTER INCOME TAXES (MM$)
Best Estimate[(1)]	21,726.3	1,637.0	11,638.0	3,178.0	-	5,273.2	1,835.1	3,438.1

Note:
(1) The economic forecasts for the low estimate and high estimate were not prepared.

Other Oil And Gas Information

Oil and Gas Properties

A summary description of Deer Creek's properties is set out below. References to gross volumes refer to total production. References to net volumes refer to Deer Creek's working interest share before the deduction of royalties payable to others.

Joslyn Project

Deer Creek owns an 84 percent working interest in and is the operator of Oil Sands Leases 24 and 74. The Joslyn Project is located in the Athabasca region northwest of Fort McMurray, Alberta, Canada. Deer Creek acquired its initial interest in this area in March, 1998. In August, 2002, the Company sold 16 percent of its total interest in the Joslyn Project to Enerplus.

Deer Creek has both mining and SAGD assets on the Joslyn Project. The Company is advancing the Joslyn Project on a disciplined, staged growth plan. All activities are related to the development and construction of oil sands operations on the properties. The SAGD program will recover bitumen from the McMurray formation through the use of steam and horizontal well pairs that are drilled from surface well pads. The mining program assumes the use of conventional truck and shovel mining techniques and warm water extraction currently utilized by other oil sands operators.

Deer Creek's SAGD Phase II is currently under development. The Company plans to drill an initial 17 (14.3 net) SAGD well pairs for this phase.

The Company's SAGD program encompasses four phases of SAGD development resulting in an estimated total production of 40,000 (33,600 net) barrels of bitumen per day. The Company's mining program proposes development in four 50,000 (42,000 net) barrels of bitumen per day stages over 10

years commencing in 2010. Full development of the Joslyn Project may result in production of approximately 240,000 (200,000 net) barrels of bitumen per day.

Unproved Properties

The unproved property holdings of Deer Creek as at December 31, 2004 are set forth in the following table:

(hectares)	**Unproved**	
	Gross Lease	**Net Working Interest**
Alberta	21,036	17,670

Forward Contracts

The Company currently has no forward contracts or hedging activity to report.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs have been included in the economic forecast contained in the GLJ Report as deductions in arriving at future net revenues. Abandonment and reclamation costs totaling approximately $17.2 million, net of salvage value ($2.1 million with a discount rate of 10%), are included in the estimate of proved plus probable future net revenue, based on forecast prices and costs. Estimates of abandonment and reclamation costs for the next three years is nil. Expected future abandonment costs related to non-reserve wells, facilities, pipelines and site reclamation have been excluded from the economic forecasts contained in the GLJ Report.

Tax Horizon

Based on after tax economic forecasts prepared by GLJ, which exclude certain items impacting income taxes payable (e.g. mining development, exploration and seismic, and land or property acquisition costs), it is estimated that income taxes will not be payable until the beginning of 2010. If the planned mining and extraction capital expenditures are made, Deer Creek estimates that income taxes will not be payable until 2018.

Costs Incurred

The following table summarizes Deer Creek's exploration and development costs for the year ended December 31, 2004.

(M$)	**Exploration Costs**	**Development Costs**
Total	12,961	34,637

Drilling and Development Activities

For the year ended December 31, 2004, the Company drilled a total of 280 (235.2 net) core holes and utility wells.

As at December 31, 2004 the Company had 1 (.84 net) SAGD well pair completed and producing.

Deer Creek drilled 183 (153.7 net) core holes and utility wells in early 2005 and plans to drill 15 (12.6 net) SAGD well pairs in 2005.

Production Estimates

The following table sets out the net volume of Deer Creek's production estimated for the year ended December 31, 2005 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves and Resources Data" using constant prices and costs.

	Bitumen (bbl/d)
Probable	277

Production History

As at December 31, 2004, development of the Joslyn Project had not advanced sufficiently to establish commercial production and positive operation cash flows. Losses are expected to continue during 2005 as the Joslyn Project will remain in the development phase. All revenue and operating costs associated with SAGD Phase I will be capitalized and amortized over the expected life of the associated reserves.

INSURANCE

The Corporation's insurance strategy is to ensure comprehensive coverage through all phases of Project construction and operation. Deer Creek plans to review its insurance coverage through each Joslyn Project phase, in addition to conducting an annual review of such coverage.

At this time, working with underwriters and brokers, Deer Creek believes it is sufficiently insured for construction and associated liability; liability for property and automobile risks; directors' and officers' liability; and other liabilities typical for its company size and scope of project.

LOSS MANAGEMENT

The Company is committed to a high level of Health, Safety and Environmental protection for employees, contractors, suppliers and the public. This is a key component guiding the Company's operations and is central to its success.

Deer Creek promotes safe work practices with established policies and procedures for its field operations. The Company has implemented a loss control management system, which commits to providing safe and healthy operations and includes respect for the interests of the communities in which the Company operates. Deer Creek's operations staff communicates regularly with both management and the Board of Directors in accordance with stated policies and procedures and to identify opportunities to reduce risks associated with its field operations.

The Company has committed to participating in the Canadian Association of Petroleum Producer's Environmental Health and Safety Stewardship program and has received a silver recognition level. The Company's goal for 2005 is to achieve the gold recognition level by implementing all environment and safety programs and other core industry environment, health and safety operating guidelines.

The Company has based its Loss Control Management Program on the ISO 18001 & 14001 management systems.

DIVIDENDS

The Company has not paid any dividends to date. The payment of dividends in the future will be dependent upon the earnings and financial position of the Company and on such other factors as the Board of Directors considers appropriate. The Credit Facility restricts the Company's ability to pay dividends.

SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and First Preferred Shares. As at February 28, 2005, there were 47,898,458 Common Shares issued and outstanding. No First Preferred Shares are currently issued and outstanding.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders of the Company and are entitled to dividends if, as and when declared by the Board of Directors, subject to prior satisfaction of rights to dividends attached to the First Preferred Shares or any other class or series of shares ranking in priority to the Common Shares. Upon the liquidation, dissolution or winding-up of the Company, or other distribution of the assets of the Company, holders of Common Shares shall be entitled to receive the remaining property of the Company, subject to the prior satisfaction of the rights of holders of First Preferred Shares or shares of any other class or series ranking in priority to the Common Shares to receive property of the Company upon its liquidation, dissolution or winding-up or other distribution of its property.

First Preferred Shares

The Company is authorized to issue an unlimited number of First Preferred Shares, issuable in one or more series, and having such designation, rights, privileges, restrictions and conditions as the Board of Directors may determine. Holders of First Preferred Shares are entitled to a preference over the holders of Common Shares and any other class or series of shares ranking junior to the First Preferred Shares with respect to receipt of dividends. Upon the liquidation, dissolution or winding-up of the Company, or other distribution of the assets of the Company, holders of the First Preferred Shares shall be entitled to receive payment of unpaid cumulative dividends and declared but unpaid non-cumulative dividends on the First Preferred Shares and to the return of capital on the First Preferred Shares in priority to the Common Shares or any other class or series of shares ranking junior to the First Preferred Shares with respect to the receipt of dividends or the return of capital on the liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company. As at the date hereof, no First Preferred Shares are outstanding.

MARKET FOR SECURITIES

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "DCE". The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for the periods indicated:

	Toronto Stock Exchange			
Period	High ($)	Low ($)	Close ($)	Volume
2004				
July (29 to 31)	9.37	8.90	9.28	3,586,681
August	9.25	7.70	8.50	5,574,954
September	8.55	7.72	8.35	4,976,011
October	9.44	8.25	8.85	3,090,713
November	9.08	8.50	9.08	1,719,435
December	9.25	8.50	9.25	1,558,041

DIRECTORS AND EXECUTIVE OFFICERS

The following table lists the names of the directors and executive officers of the Company, their municipalities of residence, positions and offices with the Company and principal occupations during the preceding five years:

Name and Municipality of Residence	Position and Office	Principal Occupation During the Last Five Years	Date Appointed Director of the Company
Directors & Executive Officers			
S. Barry Jackson Calgary, Alberta, Canada	Chairman of the Board of Directors, Chair of the Human Resource and Governance Committee, Member of the Technical Committee	Independent businessman since November 2000. Chairman of the Board of Resolute Energy Inc. and serves on the boards of Nexen Inc., TransCanada Pipelines Limited and the Calgary Petroleum Club. Previously President and CEO of Crestar Energy Inc.	April 27, 2001
Glen C. Schmidt Calgary, Alberta, Canada	President and Chief Executive Officer, Member of the Technical Committee	President and Chief Executive Officer of Deer Creek since July 1, 2001. Formerly, President of each of Torex Resources Ltd. and Pioneer Natural Resources Canada Inc.	March 10, 2000
John G. Clarkson Calgary, Alberta, Canada	Chair of the Technical Committee, Member of the Human Resource and Governance Committee	Managing Director, Lime Rock Management Ltd. and President of Clearwater Capital Corporation, an advisor to Lime Rock Management Inc. Previously, held various management positions with Renaissance Energy Ltd.	August 30, 2001
Jonathan C. Farber Westport, Connecticut, USA	Member of the Audit Committee, Member of the Human Resource and Governance Committee	Managing Director, Lime Rock Management LP, since June 1998.	December 10, 1998
Ronald J. Hiebert Edmonton, Alberta, Canada	Member of the Audit Committee, Member of the Human Resource and Governance Committee	Director, Private Client Services Scotia McLeod since 1983.	March 28, 2001(1)

Name and Municipality of Residence	Position and Office	Principal Occupation During the Last Five Years	Date Appointed Director of the Company
Directors & Executive Officers			
Gordon J. Kerr[2] Calgary, Alberta, Canada	Member of the Audit Committee	President and Chief Executive Officer of Enerplus since May 10, 2001. Prior, Executive Vice President for the Enerplus group of companies.	August 30, 2002
Brian K. Lemke Calgary, Alberta, Canada	Chair of the Audit Committee	President and Chief Executive Officer, Resolute Energy Inc. (successor to Resolute Energy Company). Formerly, Senior Vice-President and Chief Financial Officer of Crestar Energy Inc.	April 27, 2001
John S. Kowal Calgary, Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer since May 2003. Prior, Treasurer of Canadian Hunter Exploration Ltd.	N/A
Mark A. Montemurro Calgary, Alberta, Canada	Vice President, Thermal	Vice President, Thermal since August 2002. Prior, General Manager at PanCanadian Energy Corporation.	N/A
Gary R. Purcell Calgary, Alberta, Canada	Vice President, Business Development	Vice President, Business Development since October 2003. Formerly Vice President, Business Development with Rio Alto Exploration Ltd.	N/A
Donald A. Riva Calgary, Alberta, Canada	Vice President, Mining	Vice President, Mining since August 2002. Prior, Director of Bitumen Production for both the Steepbank and Millennium Projects and General Manager, International Mineable Oil for Suncor Energy Inc.	N/A

Notes:

(1) Mr. Hiebert was a member of the Board of Directors from March 28, 2001 to August 8, 2002 and from August 30, 2002 to the present.

(2) Under the Joint Venture Agreement, Enerplus is entitled to have one representative nominated for election as a director of the Company until the earlier of (a) December 31, 2007, (b) the date that there is a Change of Control (as defined in the Joint Venture Agreement) of the Company, (c) the date that the Company is replaced as operator of the Joslyn Project and (d) the date that the joint venture with Enerplus terminates. While Enerplus is entitled to have its representative nominated, The Beacon Group Energy Investment Fund II, L.P. and Friends of Lime Rock LP have agreed to vote for the election of the Enerplus nominee. Mr. Kerr is the Enerplus nominee.

As at December 31, 2004, the number of securities of the Company owned by the directors and executive officers of Deer Creek is 2,140,620, representing 4.2% of the outstanding Deer Creek shares, on a fully diluted basis. These securities are comprised of 284,966 Common Shares, 1,704,600 stock options and 151,054 performance share units.

The term of office for each director of the Company is from the date at which the director is elected or appointed until the next annual meeting of shareholders of the Company.

AUDIT COMMITTEE

Charter of the Audit Committee

The following is the text of the Audit Committee Charter

Policy Statement

It is the policy of Deer Creek to establish and maintain an Audit Committee, composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Company's internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Audit Committee shall consist of at least three directors. The Board shall appoint the members of the Audit Committee. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2. Each director appointed to the Audit Committee by the Board shall be an outside director who is unrelated and "independent" as required under the applicable securities laws and the applicable rules of any stock exchange on which the securities of the Company are listed. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities, including without limitation Multilateral Instrument 52-110 (Audit Committees).

3. Each member of the Audit Committee shall be "financially literate" as required under the applicable securities laws, including without limitation Multilateral Instrument 52-110 (Audit Committees). In order to be financially literate, a director must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

Meetings of the Committee

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Company.

Meetings of the Audit Committee shall correspond with the review of the quarterly financial statements and Management's discussion and analysis.

2. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

3. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of two members of the Audit Committee.

4. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

5. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

6. The following Management representatives shall be invited to attend all meetings, except private committee sessions and private sessions with the independent auditors:

    i. President and Chief Executive Officer

    ii. Vice President, Finance and Chief Financial Officer

7. The Chairman of the Board, senior management of the Company and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall meet with the external auditors independent of management; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Audit Committee.

Duties and Responsibilities of the Committee

1. The Audit Committee's primary duties and responsibilities are to:

    (a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

    (b) Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

    (c) Monitor the independence and performance of the Company's external auditors;

    (d) Deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

    (e) Appoint and oversee the external audit process and results (in addition to items described in Section 4 below);

    (f) Provide an avenue of communication among the external auditors, management and the Board;

(g) Review that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

(h) Review the minutes of any Audit Committee meetings of any subsidiary companies.

2. The Audit Committee shall have the authority to:

   (a) Inspect any and all of the books and records of the Company, its subsidiaries and affiliates;

   (b) Discuss with the management of the Company, its subsidiaries and affiliates and staff of the Company, any affected party, contractors and consultants of the Company and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

   (c) Engage independent counsel and other advisors as it determines necessary to carry out its duties; and

   (d) To set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Audit Committee shall:

   (a) Review the audit plan with the Company's external auditors and with management and approve the engagement letter;

   (b) Discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

   (c) Review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

   (d) Review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

   (e) Review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

   (f) Review and evaluate any recommendations of the auditors and decide the appropriate course of action;

   (g) Review consistency of data reported on the financial statements, annual and quarterly reports and related public disclosure documents;

(h) Review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(i) Consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Company and subsequent follow-up to any identified weaknesses;

(j) Review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(k) Before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, Management's discussion and analysis and press releases; and

(l) The Audit Committee shall review and approve the Company's hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

5. The Audit Committee shall:

(a) Evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted and to recommend to the Board the compensation of the external auditors;

(b) Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditors', or the external auditors of the Company's subsidiary entities;

(c) When there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Instrument 51-102 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(d) Review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Audit Committee shall:

(a) Review all securities offering documents (including documents incorporated therein by reference) of the Company;

(b) Review findings, if any, from examinations performed by regulatory agencies with respect to financial matters; and

(c) Review Management's procedure for monitoring the Company's compliance with laws and regulations.

(d) Review current and expected future compliance with covenants under the financing agreements.

(e) Review the proposed issuance of debt and equity instruments including public and private debt, equity and hybrid securities, credit facilities with banks and others, and other credit arrangements such as material capital and operating leases. When applicable, the Committee shall review the related securities filings.

(f) Review the proposed repurchase of public and private debt, equity and hybrid securities.

(g) Understand the Company's capital structure and financial risks arising from exposure to such things as commodity prices, interest rates, foreign currency exchange rates and credit. Review the management of these risks including any proposed hedging exposures. The Committee shall receive a summary report of the hedging activities including a summary of the hedge-related instruments.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by the Company with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8. The Audit Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a shareholder of the Company, the external auditors, or senior management.

10. The Audit Committee shall assess, on an annual basis, the adequacy of this Charter.

11. The Audit Committee shall perform any other activities consistent with this charter, the Company's bylaws and governing laws as the Committee or the Board deems necessary or appropriate.

12. While the Audit Committee has the responsibilities, duties and authorities herein, it is not required to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Audit Committee, its Chair and any of its members who have accounting or related financial management experience or expertise, are members of the Board, appointed to the Audit Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day to day operation of such activities. Although designation of a member or members as being "financially literate" or an "audit committee financial expert" is based on each such individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Audit Committee, designation as being "financially literate" or "audit committee financial expert" does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Audit Committee and Board in the absence of such designation. Rather, the role of any financially literate individual or audit committee financial expert, like the role of all Audit Committee members is to oversee the process and not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

Composition of the Audit Committee

The Audit Committee consists of four outside independent directors: Brian K. Lemke (Chair), Jonathan C. Farber, Ronald J. Hiebert and Gordon J. Kerr, all of whom have been determined to be financially literate within the meaning of the Charter of the Audit Committee. The following is a brief description of the education and experience of each of the Audit Committee members:

Brian C. Lemke, Chairman and Independent Director

Member of the Canadian Institute of Chartered Accountants. More than twenty-four years in the oil and gas industry holding various executive positions.

Jonathan C. Farber, Independent Director

Fourteen years analyzing the value of exploration and production companies as a research analyst, investor and investment banker.

Ronald J. Hiebert, Independent Director

Canadian Investment Manager.

Gordon J. Kerr, Independent Director

Member of the Canadian Institute of Chartered Accountants. More than twenty-five years in the oil and gas industry, principally, in western Canada in various executive positions with both private and public companies.

External Auditor Service Fees

During the financial years ended December 31, 2004 and 2003, PricewaterhouseCoopers LLP received the following fees from the Company:

	December 31	
Item	**2004**	**2003**
Audit fees	$ 42,500	$ 25,500
Audit-related fees	$ 86,500	$ 10,000
Tax fees	$ 3,965	$ 3,000

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements and services provided in connection with statutory and regulatory filings or engagements. Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual and quarterly financial statements and are not reported under the heading Audit Fees above.. These services consisted of accounting consultations and assistance with initial public offering prospectus filings. Tax fees were for tax advice.

The non-audit services require pre-approval from the Audit Committee.

CONFLICTS OF INTEREST

Certain directors of the Company are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interest of the Company.

INDUSTRY CONDITIONS

The oil and gas industry in Alberta is subject to extensive controls and regulations. The regulatory scheme as it relates to oil sands is somewhat different from that related to oil and gas generally. Outlined below are some of the more significant aspects of the legislation and regulations governing the recovery and marketing of bitumen from oil sands.

Regulation of Operations

In Alberta, the regulation of oil sands operations, pipelines, upgraders and cogeneration facilities is undertaken jointly by the EUB pursuant to various statutes, including the *Oil Sands Conservation Act* (Alberta), and by Alberta Environment pursuant to Alberta's *Environmental Protection and Enhancement Act* ("EPEA"). In addition to requiring certain approvals prior to the construction and operation of oil sands recovery projects, pipelines, upgraders and cogeneration facilities, the legislation allows the EUB to inspect and investigate and, where a practice employed or a facility used is hazardous to human health or the environment, to make remedial orders. Similar powers are available to the Alberta Environment. Certain changes to oil sands recovery operations, pipelines, upgraders and cogeneration facilities also require the approval of the EUB, Alberta Environment, or both.

Additionally, the construction, operation, decommissioning and reclamation of facilities as part of a scheme to recover bitumen from oil sands, extract and upgrade products therefrom, and transport those products to market, may invoke regulation by the federal government under various federal statutes and regulations, including the *Canadian Environmental Assessment Act*, the *Canadian Environmental Protection Act* (Canada), the *Fisheries Act* (Canada) and the *Navigable Waters Protection Act* (Canada). Certain approvals or authorizations may be needed prior to construction, operation or modification of facilities or operational practices. Inspections and investigations may result in remedial orders.

Land Tenure

Oil produced from oil sands owned by the Province of Alberta is produced under provincial Crown oil sands leases. While such leases may historically have had initial terms which varied in length, continuations beyond the initial terms are now subject to standardized criteria as provided for in the *Oil Sands Tenure Regulation* (Alberta). A lease may generally be continued after the initial term provided certain minimum levels of exploration or production have been achieved and all lease rentals (including escalating rentals) have been timely paid, subject to certain exceptions. The surface rights required for pipelines, upgraders and co-generation facilities are generally governed by leases, easements, rights-of-way, permits or licenses granted by landowners or governmental authorities.

Royalties

The Province of Alberta imposes royalties of varying rates on the production of crude oil from lands in which it owns the mineral rights. Alberta's current royalty system for oil sands, introduced in September 1997, is designed to support the development of the oil sands industry. An initial royalty of 1 percent of

the quantity of oil sands product that is recovered and delivered to the royalty calculation point is payable until the owners have recovered specified allowed costs, including certain exploration and development costs, operating costs, a return allowance (based on the monthly federal long-term bond rate) and royalties paid to the Crown. Subsequent thereto, the royalty payable will be the greater of the aforesaid 1 percent royalty and 25 percent of net revenue from the Project.

Environmental Regulation

Oil sands extraction operations, pipelines, upgraders and cogeneration plants are subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation requires various approvals and provides for restrictions and prohibitions on releases or emissions of various substances produced or used in association with such operations. In addition, legislation requires that facilities and operating sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties. In Alberta, environmental compliance is primarily governed by the EPEA. The EPEA imposes certain environmental responsibilities on the operators of oil sands *in-situ* extraction projects, pipelines, upgraders and cogeneration plants. In certain instances EPEA imposes significant penalties for violations.

Pricing and Marketing of Crude Oil

In Canada, producers of crude oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of crude oil. The price negotiated depends in part on crude oil quality, prices of competing fuels, distance to market and the value of refined products. Oil exports from Canada may be made pursuant to export contracts with terms not exceeding one year in the case of light crude oil, and not exceeding two years in the case of heavy crude oil provided that an export order has been obtained from the NEB. Any crude oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

RISK FACTORS

The following are certain risk factors related to the business of the Company which should be carefully considered, in addition to those discussed elsewhere in this Annual Information Form. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Status of the Joslyn Project and Stage of Development of the Company

The Joslyn Project is currently in the development stage. There is a risk that the Joslyn Project will not be completed on time or on budget or at all. Additionally, there is a risk that the Joslyn Project may have delays, interruption of operations or increased costs due to many factors, including, without limitation:

- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency;
- design errors;
- contractor or operator errors;
- non-performance by third-party contractors;
- labour disputes, disruptions or declines in productivity;
- increases in materials or labour costs;
- inability to attract sufficient numbers of qualified workers;
- delays in obtaining, or conditions imposed by, regulatory approvals;

- changes in Project scope;
- permit requirement violation;
- reservoir performance;
- energy supply disruption;
- drilling rigs and services availability;
- catastrophic events such as fires, earthquakes, storms or explosions; and
- challenges to the proprietary technology of the Company.

Given the stage of development of the Joslyn Project, various changes to the Joslyn Project may be made by the Company during implementation of or prior to completing the Joslyn Project. The information contained in this Annual Information Form, including, without limitation, reserve and economic evaluations is conditional upon receipt of all regulatory approvals and no material changes being made to the Joslyn Project or its scope.

The current construction and operations schedules may not proceed as planned, there may be delays and the Joslyn Project may not be completed as budgeted. Any such delays will likely increase the costs of the Joslyn Project and may require additional financing, which financing may not be available.

Actual costs to construct and develop the Joslyn Project will vary from the estimates set forth in this Annual Information Form and such variances may be significant.

Insufficient Funding

Significant amounts of financing will be required to develop the Joslyn Project. The Company intends to finance the Joslyn Project from internally generated cash flow, securing debt and sales of securities. Capital requirements are subject to oil and natural gas prices and capital market risks, primarily the availability and cost of capital. There can be no assurance that sufficient capital will be available to the Company, or available to the Company on acceptable terms or on a timely basis, to fund its capital obligations in respect of the Joslyn Project or any other capital obligation it may have. See also "Debt Service".

Debt Service

Under the terms of the Credit Facility, the Company may utilize the funds available to it to develop the Joslyn Project. Variations in interest rates could result in significant changes in the amount required to be applied to debt service and would affect the financial results of operations of the Company. If the Company does not earn sufficient income from the Joslyn Project to meet its debt service obligations, the lenders may be able to foreclose on the Company's ownership interest.

Pursuant to the Talisman Debenture, the Company is obligated to pay up to 84% of $21.0 million plus accrued interest to Talisman in part satisfaction of the consideration payable to Talisman for the acquisition of Lease 24. The remaining 16% of the obligation is borne by Enerplus. The payments under the Talisman Debenture are payable by the Company in three installments upon the Company meeting certain production milestones on Lease 24. If the Company achieves the production milestones under the Talisman Debenture and does not meet its payment obligations thereunder, Talisman may foreclose on the Company's ownership interest in the Joslyn Project.

The Talisman Debenture is secured by a fixed and specific mortgage and charge over properties purchased by the Company under the Talisman Agreement, as well as after acquired personal and real property. An event of default under either the Credit Facility or the Talisman Debenture triggers a deemed default under the other.

Government Regulation

The oil and gas industry in Canada, including the oil sands industry, operates under federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, the exportation of crude oil, natural gas and other products, as well as other matters. The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights, oil sands or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Government regulations may be changed from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas, increase the Company's costs and have a material adverse impact on the Company.

Before proceeding with any phase of development in the Joslyn Project the Company must obtain all required regulatory approvals. Each phase of development will require separate regulatory approvals which are uncertain. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays, abandonment or restructuring of the Joslyn Project and increased costs, all of which could have a material adverse affect on the Company.

Royalty Regime

In the event that the Joslyn Project is developed and becomes operational, the Company's revenue and expenses will be directly affected by the royalty regime applicable to the Joslyn Project. The economic benefit of future capital expenditures for the Joslyn Project is, in many cases, dependent on a satisfactory royalty regime. There can be no assurance that the federal government and the Province of Alberta will not adopt a new royalty regime which will make capital expenditures uneconomic or that the regime currently in place will remain unchanged.

Capital Availability

The Company may issue additional Common Shares or other securities to finance the Joslyn Project and certain of the Company's other capital expenditures. The articles of the Company permit the Company to issue an unlimited number of Common Shares and First Preferred Shares without the approval of the holders thereof. Holders of Common Shares will have no pre-emptive or participation rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the terms of issue of Common Shares. Such future issuances may be dilutive to investors.

Reserves and Resources

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond the Company's control, and no assurance can be given that the indicated level of reserves or recovery of bitumen will be realized. In general, estimates of economically recoverable bitumen reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation

by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable bitumen, the classification of such reserves based on risk of recovery and estimates of future net revenue expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to reserves and resources that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history may result in variations in the estimated reserves.

Reserve and resource estimates may require revision based on actual production experience. Such figures have been determined based upon assumed oil prices and operating costs. Market price fluctuations of oil prices may render uneconomic the recovery of certain grades of bitumen. Moreover, short term factors relating to oil sands resources may impair the profitability of the Joslyn Project in any particular period.

No assurance can be provided as to the gravity or quality of bitumen produced from the Joslyn Project.

Title Risks

The Company is satisfied that it has good and proper right, title and interest in and to Leases 24 and 74. However, the Company has not obtained title opinions in respect of the leases and, accordingly, the Company's ownership of the leases could be subject to prior unregistered agreements or interests or undetected claims or interests.

Changes in Government Regulation

Lease 24 is subject to the *Oil Sands Tenure Regulation* (Alberta) which was introduced in 2000. This legislation deems Lease 24 to continue beyond its primary term to the extent that the lessee has attained the minimum level of evaluation of the oil sands in Lease 24 or Lease 24 is producing. There can be no assurance that the Company will be able to comply with the requirements of the *Oil Sands Tenure Regulation* (Alberta). In addition, the Minister, in certain circumstances, may change the designation of any lease subject to the legislation and provide notice requiring the Company to commence production or recovery of, or to increase existing production or recovery of bitumen or other oil sands products within the time specified in such notice. There can be no assurance that if such a notice is given, the Company will be able to comply with its terms to maintain Lease 24. Additionally, the *Oil Sands Tenure Regulation* (Alberta) expires on December 1, 2008 and, if such legislation is not renewed in its present or similarly favourable form, the status of Lease 24 may be in question.

SAGD Bitumen Recovery Process

The recovery of bitumen using the SAGD process is subject to uncertainty. The SAGD process has had limited production history in commercial projects. Although the Company conducted a SAGD pilot test on the Joslyn Lease, there can be no assurance that the Joslyn Project will achieve the same or similar results as the Pilot Project or produce bitumen at the expected levels or costs, on schedule or at all.

Infrastructure for Project Facilities

The Company will depend, to a large extent, on third party designers, contractors and suppliers to design and construct each phase of the Joslyn Project. The Joslyn Project will also depend on certain infrastructure owned and operated or to be constructed by others, including, without limitation, pipelines

for the transportation of diluent and produced bitumen to the market, natural gas, water source and disposal pipelines, electrical grid transmission lines for the provision and/or sale of electricity to Deer Creek and roadways providing access to various areas of the Joslyn Lease. The failure of any or all of these third parties to supply utilities, services or construct the infrastructure required for future phases of the Joslyn Project on a timely basis and on acceptable commercial terms will negatively impact Deer Creek's operation of the Joslyn Project.

Dependence on Third Parties

The business of the Company, and the Joslyn Project in particular, is also subject to the risk that Enerplus may change its business strategies and determine not to proceed with future phases of the Joslyn Project. The Company will be subject to the risk of default by Enerplus in meeting its obligations to pay its proportionate share of expenditures of the Joslyn Project prior to its payments under the Joint Venture Agreement reaching the Commitment Amount. Such default by Enerplus may adversely affect the continuation of the Joslyn Project, the construction or operations of the Joslyn Project or other facets of the Joslyn Project, any of which may adversely affect the Company.

The success and ability of the Company to compete depends to a significant extent on the proprietary technology of third parties that has been, or is required to be, licensed by the Company. Further, others may develop technologies that are similar or superior to the technology that the Company licenses from third parties or design around the patents owned by such third parties. Despite the efforts of such third parties, the intellectual property rights licensed by the Company may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps the Company or such third parties may take to protect the intellectual property rights of such third parties will prevent the termination of licenses from third parties.

Commodity Prices

The Company's financial results will be dependent upon the prevailing price of crude oil and natural gas. Oil prices, natural gas prices and heavy oil differentials fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of the Company. Political and economic developments around the world can affect world oil and natural gas supply and prices.

Any prolonged period of low oil prices, high natural gas prices and/or high heavy oil differentials could result in a decision by the Company to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in the Company's revenue and earnings and could materially impact the Company's ability to meet its debt servicing obligations and could expose the Company to significant additional expense as a result of any future long-term contracts. If production was not suspended or reduced during such period, the sale of the petroleum products produced by the Joslyn Project at such reduced prices would lower the Company's revenue.

At present, the Company has not entered into any marketing or transportation agreements. Failure to achieve acceptable terms for such agreements could negatively affect the Company's financial results.

Operating Costs

The cost of natural gas, which has the potential to vary considerably, is a significant component of the cost of production of the bitumen produced by the Joslyn Project. The availability and cost of diluent also has the potential to vary considerably. The Company's earnings may be reduced if significant increases in natural gas or diluent prices are incurred.

Environmental Considerations

The construction, operation and decommissioning of the Joslyn Project and reclamation of the Joslyn Project's land are conditional upon various environmental and regulatory approvals issued by governmental authorities. There is no assurance such approvals will be issued, or once issued renewed, or that they will not contain terms and conditions which make the Joslyn Project uneconomic or cause the Company to significantly alter the Joslyn Project. Further, the construction, operation and decommissioning of the Joslyn Project and reclamation of the Joslyn Project's lands will be subject to approvals and laws and regulations relating to environmental protection and operational safety. Although the Company believes that the Joslyn Project will be in general compliance with applicable environmental and safety approvals, laws and regulations, risks of substantial costs and liabilities are inherent in oil sands recovery and there can be no assurance that substantial costs and liabilities will not be incurred or that the Joslyn Project will be permitted to carry on operations. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Joslyn Project's operations, could result in substantial costs and liabilities to the Company or delays to or abandonment of the Joslyn Project.

Canada is a signatory to, and has ratified, the Kyoto Protocol established under the United Nations Framework Convention on Climate Change (the "Convention") to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane and nitrous oxide greenhouse gases. The Joslyn Project will be a significant producer of some greenhouse gases covered by the Convention. The Government of Canada has put forward a Climate Change Plan for Canada which suggested further legislation that will set carbon dioxide and other greenhouse gases emission reduction requirements for various industrial activities, including oil sands. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's *Climate Change and Emissions Management Act* (unproclaimed), may require the reduction of emissions or emissions intensity from the Company's operations and facilities. The reductions may not be technically or economically feasible and the failure to meet such emission reduction requirement may materially adversely affect the Company's business and result in fines, penalties and the suspension of operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact the ability to operate the Joslyn Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, including the Joslyn Project, for which the Joslyn Project may be unable to mitigate. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties. However, emission reduction or off-set credits may not be available for acquisition by the Joslyn Project or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by the Joslyn Project.

Operational Hazards

The operation of the Joslyn Project will be subject to the customary hazards of recovering, transporting and processing hydrocarbons, such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. The Company will not carry insurance with respect to all potential casualty occurrences and disruptions. It cannot be assured that the Company's insurance will be sufficient to cover any such casualty occurrences or disruptions. The Project could be interrupted by natural disasters or other events beyond the control of Deer Creek. Losses and liabilities arising from uninsured or under-

insured events could have a material adverse effect on the Joslyn Project and on the Company's business, financial condition and results of operations.

Recovering bitumen from oil sands involves particular risks and uncertainties. The Project is susceptible to loss of production or slowdowns. Severe climatic conditions can cause reduced production and in some situations result in higher costs. SAGD bitumen recovery facilities and development and expansion of production can entail significant capital outlays. Equipment failures could result in damage to the Joslyn Project's facilities or wells, and liability to third parties against which the Company may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons.

Abandonment and Reclamation Costs

The Company will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the Joslyn Project and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial. A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. Costs associated with abandonment and reclamation will be a function of regulatory requirements at such time and the value of the salvaged equipment may be more or less than the abandonment and reclamation costs. In addition, in the future the Company may determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs.

Human Resources

Deer Creek has assembled a management and field operations team for SAGD Phase I. However, the labour force in Fort McMurray and surrounding area is limited and the inability to staff future projects could have an adverse affect on the Company's development plans. In addition, rising personnel costs could result in increases in general and administrative expenses and labour costs associated with future development.

Principal Shareholder

As a result of its shareholdings, Lime Rock will effectively be in a position to defeat any matters requiring the passing of a special resolution of the shareholders of the Company.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil interests and the distribution and marketing of petroleum products. The Joslyn Project competes with other producers of bitumen and conventional producers of oil and gas. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

A number of companies other than the Company have announced plans to enter the oil sands business, or expand existing operations. Expansion of existing operations and development of new projects could materially increase the supply of bitumen in the marketplace. Depending on the levels of future demand, increased supplies could have a negative impact on prices.

Foreign Exchange

Crude oil prices are generally based on a U.S. dollar market price, while certain operating and capital costs will be primarily in Canadian dollars. Fluctuations in exchange rates between the U.S. and

Canadian dollar will therefore give rise to foreign currency exchange exposure. The Company may mitigate the impact of exchange rate fluctuations for both revenue and cost relating to the Joslyn Project by hedging. There is no assurance that any hedging which may be undertaken by the Company will be successful and, if not successful, could result in serious adverse effects on the Company's financial condition and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the regional municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta) claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the Joslyn Project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have a significant adverse effect on the Company and the Joslyn Project.

Hedging Risks

The nature of the Company's operations will result in exposure to fluctuations in commodity prices. The Company may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If the Company engages in hedging it will be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Company could lose the cost of floors or ceilings or a fixed price could limit the Company from receiving the full benefit of commodity price increases. If the Company enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

The Company may also hedge its exposure to the costs of inputs to the Joslyn Project. If the prices of these inputs falls below the levels specified in any future hedging agreements, the Company could lose the cost of ceilings or a fixed price could limit it from receiving the full benefit of commodity price decreases.

LEGAL PROCEEDINGS

The Company is not aware of any material legal proceedings involving the Company or its property, nor are any such proceedings known by the Company to be contemplated.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal office in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

MATERIAL CONTRACTS

There are no material contracts, other than contracts entered into in the ordinary course of business, that are material to the Company that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect.

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, have audited the financial statements of the Company for the years ended December 31, 2004 and 2003, as set forth in the Annual Report of the Company. In addition, GLJ, independent petroleum consultants to the Company, prepared the GLJ Report, referenced herein.

ADDITIONAL INFORMATION

Additional information relating to Deer Creek is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Information as to directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans of the Company is contained in the Information Circular of the Company for the Company's most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company's audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2004, which are contained in Deer Creek's 2004 Annual Report or available on SEDAR.

GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following words and phrases shall have the meaning set forth below:

"AECO" means the regional pricing hub for natural gas located at storage facilities of Alberta Energy Company, near Medicine Hat, Alberta;

"Alberta Environment" means Alberta Environment, a department of the Government of Alberta;

"Bitumen" means a heavy viscous crude oil;

"Board of Directors" means the board of directors of the Company, from time to time;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society);

"Common Shares" means the common shares in the capital of the Company;

"Contingent Resources" are defined in the COGE Handbook as those quantities of oil and gas estimates on a given date to be potentially recoverable from known accumulations but are not currently economic. Contingent resources include, for example, accumulations for which there is currently no viable market. Further clarification of resource definitions and guidelines are forthcoming in the COGE Handbook. Criteria other than economics may cause a quantity to be classified as a resource rather than a reserve. In the case of Deer Creek, these include the absence of mining approvals as well as detailed design estimates to confirm economic productibility as well as an absence of near term development plans. Technically, GLJ believes this volume will likely be economic to develop some time in the future. Over time with additional drilling and financial commitment GLJ would expect these contingent resources to be converted to reserves. The resource estimate has been classified as "Best Estimate" as there is an expectation that this quantity will be actually recovered from the accumulation. The "Best Estimate" in the GLJ Report relates to production of 150,000 barrels of bitumen per day from the mining portion of the Joslyn Project. Low and high estimates have also been prepared by GLJ;

"Credit Facility" means the credit facility of $65.0 million provided by certain Canadian chartered banks to the Company;

"Enerplus" means Enerplus Resources Fund, which wholly-owns EnerMark Inc.;

"EUB" means the Alberta Energy and Utilities Board;

"First Preferred Shares" means the first preferred shares in the capital of the Company;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., an independent petroleum consulting firm;

"GLJ Report" means the report prepared by GLJ dated February 22, 2005 and effective December 31, 2004 setting out GLJ's evaluation of the bitumen reserves and resources of the Joslyn Project;

"Gross Lease" means 100% interest in the Josyln Project before deduction of royalties and without including any royalty interests;

"Heavy oil differential" means the difference in market price between heavy and light crude oils grades;

"Joint Venture Agreement" means the joint venture agreement dated for reference July 1, 2002 made between the Company and a wholly-owned subsidiary of Enerplus;

"Joslyn Project" or **"Project"** means the Company's current development plan on Lease 24 and Lease 74 that entails four phases of SAGD production recovery and four phases of mining and extraction development;

"Lease 24" means Alberta Oil Sands Lease No. 7280060T24;

"Lease 74" means Alberta Oil Sands Lease No. 7404110452 (formerly Oil Sand Permit No. 7099110070);

"Lime Rock" means The Beacon Group Energy Investment Fund II, L.P., Riverside Investments LLC on behalf of The Beacon Group Energy Investment Fund II, L.P. and Friends of Lime Rock LP;

"Mine Phase I" means the first phase of the mining development of the Joslyn Project, including the facilities and infrastructure to be constructed for the purpose of extracting and producing bitumen from the Joslyn Project;

"Mine Phase II" means the second phase of the mining development of the Joslyn Project, including the facilities and infrastructure to be constructed for the purpose of extracting and producing bitumen from the Joslyn Project;

"Mine Phase III" means the third phase of the mining development of the Joslyn Project, including the facilities and infrastructure to be constructed for the purpose of extracting and producing bitumen from the Joslyn Project;

"Mine Phase IV" means the fourth phase of the mining development of the Joslyn Project, including the facilities and infrastructure to be constructed for the purpose of extracting and producing bitumen from the Joslyn Project;

"NEB" means the National Energy Board;

"Net After Royalty" means the Company's total working interest share after the deduction of royalties;

"Pilot Project" or **"Pilot"** means the initial field tests on Lease 24 to test the application of proprietary multi drain and SAGD technology;

"Possible Reserves" are those additional Reserves that are less certain to be recovered than Probable Reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated Proved plus Probable plus Possible Reserves;

"Probable Reserves" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less then the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty;

"Proved Reserves" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty;

"Reserves" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical, engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with estimates;

"SAGD" means Steam Assisted Gravity Drainage, an *in-situ* production process used to recover bitumen from oil sands;

"SAGD Phase I" means the first phase of the SAGD development of the Joslyn Project, including the facilities, infrastructure, wells and well pads to be constructed for the purpose of producing bitumen from the Joslyn Project;

"SAGD Phase II" means the second phase of the SAGD development of the Joslyn Project, including the facilities and infrastructure, wells and well pads to be constructed for the purpose of producing bitumen from the Joslyn Project;

"SAGD Phase IIIA" means the third phase of the SAGD development of the Joslyn Project, including the facilities and infrastructure, wells and well pads to be constructed for the purpose of producing bitumen from the Joslyn Project;

"SAGD Phase IIIB" means the fourth phase of the SAGD development of the Joslyn Project, including the facilities and infrastructure, wells and well pads to be constructed for the purpose of producing bitumen from the Joslyn Project;

"Talisman" means Talisman Energy Inc.;

"Talisman Agreement" means the asset purchase and sale agreement dated as of March 1, 1998 made between the Company and Talisman;

"Talisman Debenture" means the debenture dated December 1, 1999 granted by the Company in favour of Talisman in the principal amount of $21.0 million and any amendments thereto;

"Undeveloped Reserves" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned;

"United States" or **"U.S."** means the United States of America;

"Working Interest" means the Company's total working interest share before deduction of royalties and without including any royalty interests; and

"WTI" means West Texas Intermediate grade crude oil at a reference sales point in Cushing, Oklahoma, a common benchmark for crude oil.

ABBREVIATIONS

"**API**" means degrees API, a measure of hydrocarbon density;

"**bbl**" means barrels, which are equal to 0.15899 cubic metres;

"**bbls/d**" means barrels per day;

"**Bbbl**" means billions of barrels;

"**GJ**" means gigajoule, the metric unit of heating value equivalent to 943,213 British thermal units;

"**M$**" means thousands of dollars and "**MM$**" means millions of dollars;

"**mbbl**" means thousands of barrels;

"**mmbbl**" means millions of barrels;

"**mmbtu**" means millions of British thermal units;

"**m^3**" means metres cubed; and

"**NPV**" means net present value.

APPENDIX A
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the Board of Directors of Deer Creek Energy Limited (the "Company"):

1. We have prepared an evaluation of the Company's reserves and resources data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's Board of Directors:

		Net Present Value of Future Net Revenue (million) (before income taxes, 10% discount rate)			
Description and Preparation Date of Evaluation/Report	**Location of Reserves (Country or Foreign Geographic Area)**	**Audited**	**Evaluated**	**Reviewed**	**Total**
January 14, 2005	Canada	$0	$231.7	$0	$231.7

5. In our opinion, the reserves and resources data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada. Dated February 22, 2005.

ORIGINALLY SIGNED BY
Dana B. Laustsen, P. Eng.
Executive Vice President

APPENDIX B
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of Deer Creek Energy Limited (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future new revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Technical Committee of the Board of Directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Technical Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) GLEN C. SCHMIDT
President and Chief Executive Officer

(Signed) GARY R. PURCELL
Vice President, Business Development

(Signed) S. BARRY JACKSON
Chairman and Director

(Signed) JOHN G. CLARKSON
Director

March 18, 2005

File No
82-34856

DEER CREEK
Energy Limited

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 20, 2004

- AND -

MANAGEMENT PROXY CIRCULAR

April 21, 2004

TABLE OF CONTENTS

DEER CREEK ENERGY LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 20, 2004

TO THE SHAREHOLDERS OF DEER CREEK ENERGY LIMITED

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Deer Creek Energy Limited (the "Corporation") will be held in the Plaza Room at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, May 20, 2004 at 9:00 a.m. (Calgary time). The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1. the receipt of the audited financial statements of the Corporation for the year ended December 31, 2003, together with the auditors' report thereon;
2. to set the number of directors to be elected at the Meeting;
3. the election of directors of the Corporation for the ensuing year;
4. the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;
5. to consider, and if thought appropriate, to approve amendments to the Articles of Incorporation of the Corporation;
6. to consider, and if thought appropriate, to approve a consolidation of the common shares of the Corporation on a five for one basis;
7. to consider, and if thought appropriate, to approve a reduction of the stated capital of the common shares of the Corporation;
8. to consider, and if thought appropriate, to confirm By-Law No. 1 of the Corporation;
9. to consider, and if thought appropriate, to approve amendments to the Stock Option Plan of the Corporation;
10. to consider, and if thought appropriate, to approve amendments to the Performance Share Unit Plan (formerly the Stock Rights Plan) of the Corporation; and
11. the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Proxy Circular dated April 21, 2004 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. **An Instrument of Proxy will not be valid unless it is deposited at the offices of the Corporation, Suite 2600, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7, fax number (403) 264-3700, Attention: Glen C. Schmidt, not less than forty-eight (48) hours (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.**

Only persons registered as holders of common shares on the records of the Corporation as of the close of business on April 28, 2004 are entitled to receive notice of the Meeting.

DATED as of the 21st day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Glen C. Schmidt*
President and Chief Executive Officer

DEER CREEK Energy Limited

Annual and Special Meeting of Shareholders to be held on May 20, 2004

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Information Circular") is furnished in connection with the solicitation by the management of Deer Creek Energy Limited ("Deer Creek" or the "Corporation") of proxies to be used at the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

Glen C. Schmidt and John S. Kowal (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Glen C. Schmidt or John S. Kowal, to represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited at the offices of the Corporation, Suite 2600, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7, fax number (403) 264-3700, Attention: Glen C. Schmidt not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting, or any adjournment thereof.

A Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Parlee McLaws LLP, Suite 3400, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3Y7, fax number (403) 265-8263, Attention: James D. Thomson, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares.

Signing of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following

his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

All common shares of the Corporation ("Common Shares") represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. **In the absence of such direction, the Common Shares will be voted FOR each matter set forth on the accompanying Notice of Annual and Special Meeting. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual and Special Meeting and with respect to other matters that may properly be brought before the Meeting.** At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.

BUSINESS OF DEER CREEK ENERGY LIMITED AND RESERVES DISCLOSURE

The Corporation is a Calgary based, privately held oil sands development company with interests in both steam assisted gravity drainage (SAGD) and mining assets. The Corporation has an 84% working interest in and is the operator of over 50,000 acres in an oil sands lease known as the Joslyn Project. With over seven billion barrels of bitumen in place, production and recoverable resource potential is estimated at more than 200,000 barrels of oil per day and two billion barrels, respectively. Attached as Appendix A is the Statement of Reserves Data and Other Oil and Gas Information of the Corporation as prescribed by National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* including the report on reserves data of Gilbert Laustsen Jung Associates Ltd., independent petroleum engineers, and the report of management and directors of the Corporation on the oil and gas reserves disclosure.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

The record date for the purpose of determining holders of Common Shares is April 28, 2004 Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to April 28, 2004; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.

As at the date hereof, there were 148,108,102 Common Shares issued and outstanding.

As at the date hereof, there were 1,384,082 flow-through special warrants outstanding. Each special warrant is convertible into one Common Share. Holders of special warrants are not entitled to vote at the Meeting unless they convert their special warrants to Common Shares prior to the record date.

Principal Holders of Common Shares

To the best of the knowledge of the Corporation, as at the date hereof, there are no persons or companies who own beneficially, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares other than the following:

Name and Municipality of Residence	Number of Common Shares Owned	Percentage of Class of Common Shares
The Beacon Group Energy Investment Fund II L.P. [(1)] New York, New York, USA	79,882,631	54%

Note:

(1) The Beacon Group Energy Investment Fund II L.P. ("Beacon") beneficially owns 76,601,999 Common Shares (which is comprised of 11,384,743 Common Shares directly and 65,217,256 Common Shares through Riverside Investments LLC ("Riverside"), on behalf of Beacon) and Friends of Lime Rock LP ("FOLR") beneficially owns 3,280,632 Common Shares. These investments in the Corporation are managed by Lime Rock Management LP, of which Mr. Farber is a Managing Director and Messrs. Farber and Clarkson are limited partners. Mr. Farber also has an indirect ownership interest in Beacon, Riverside and FOLR. Messrs. Farber and Clarkson disclaim beneficial ownership of the subject shares except to the extent of their pecuniary interest, if any, therein.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Chief Executive Officer and Chief Financial Officer of the Corporation and the other executive officers of the Corporation (the "Named Executive Officers").

		Annual Compensation			Long Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus[(1)] ($)**	**Other Annual Compensation[(2)] ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
Glen C. Schmidt[(3)]	2003	134,017	74,400	45,000	350,000	1,734
President and	2002	141,833	Nil	35,000	450,000	150
Chief Executive Officer	2001	117,215	Nil	19,250	200,000	75
John S. Kowal[(4)]	2003	71,713	Nil	13,333	600,000	2,824
Vice President, Finance and	2002	N/A	N/A	N/A	N/A	N/A
Chief Financial Officer	2001	N/A	N/A	N/A	N/A	N/A
Mark A. Montemurro[(5)]	2003	119,611	14,062	20,000	195,000	5,793
Vice President, Thermal	2002	44,189	Nil	8,334	600,000	936
	2001	N/A	N/A	N/A	N/A	N/A
Gary R. Purcell[(6)]	2003	27,691	Nil	5,000	600,000	1,211
Vice President,	2002	N/A	N/A	N/A	N/A	N/A
Business Development	2001	N/A	N/A	N/A	N/A	N/A
Donald A. Riva[(7)]	2003	116,547	14,062	20,000	195,000	3,910
Vice President, Mining	2002	44,189	Nil	8,334	600,000	904
	2001	N/A	N/A	N/A	N/A	N/A

Notes:

(1) This column represents the cash amount of the bonus paid to the Named Executive Officer. In lieu of the cash amount of the bonus, each Named Executive Officer receives a number of performance share units equal to the cash amount of the bonus divided by the last price of the Common Shares issued pursuant to a private placement. Accordingly, performance share units were issued as part of the bonus paid to the Named Executive Officers as follows: Glen C. Schmidt, 80,000; Mark A. Montemurro, 15,120; and Donald A. Riva, 15,120. Each performance share unit entitles the holder to receive one Common Share upon payment of $0.01 per share. See "Options and Performance Share Units to Purchase Common Shares".

(2) This column represents the cash amount of the other annual compensation paid to the Named Executive Officer. In lieu of the cash amount of the other annual compensation, each Named Executive Officer receives a number of performance share units equal to the cash amount of the other annual compensation divided by the last price of the Common Shares issued pursuant to a private placement. Accordingly, performance share units were issued as part of the other annual compensation to the Named Executive Officers as follows: Glen C. Schmidt, 48,387 (2003), 37,634 (2002), 17,500 (2001); John S. Kowal, 14,337; Mark A. Montemurro, 21,505 (2003), 8,961 (2002); Gary R. Purcell, 5,376; and Donald A. Riva, 21,505 (2003), 8,961 (2002). Each performance share unit entitles

the holder to receive one Common Share upon payment of $0.01 per share. See "Options and Performance Share Units to Purchase Common Shares".

(3) Mr. Schmidt commenced employment with the Corporation on July 1, 2001.

(4) Mr. Kowal commenced employment with the Corporation on May 8, 2003.

(5) Mr. Montemurro commenced employment with the Corporation on August 8, 2002.

(6) Mr. Purcell commenced employment with the Corporation on October 1, 2003.

(7) Mr. Riva commenced employment with the Corporation on August 8, 2002.

There are no long-term incentive, benefit or actuarial plans in place. The Corporation does not currently have a stock appreciation rights plan.

Employment Agreements

The Corporation has entered into employment agreements with each of the Named Executive Officers (each an "Employment Agreement"). Pursuant to the terms of the Employment Agreements, Mr. Schmidt is entitled to an annual salary of $150,000 for the calendar year 2004 and each of the other Named Executive Officers is entitled to an annual salary of $125,000 for the calendar year 2004. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-disclosure restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

Options and Performance Share Units to Purchase Common Shares

The Corporation has adopted a Stock Option Plan and a Performance Share Unit Plan (formerly the Stock Rights Plan) under which the Board of Directors of the Corporation may allocate non-transferable options and performance share units to acquire Common Shares to directors, officers, employees and providers of service of the Corporation and its subsidiaries. Options granted pursuant to the Stock Option Plan are for a maximum term of seven years, subject to earlier termination in certain events with the exercise price equal to the issue price of the Common Shares issued by the Corporation at the most recent financing by the Corporation. Performance share units granted pursuant to the Performance Share Unit Plan are for an indefinite term, subject to earlier termination in certain events with the exercise price equal to $0.01 per share.

The Board of Directors approved amendments to each of the Stock Option Plan and Performance Share Unit Plan to specify the maximum number of Common Shares issuable pursuant to such plans (such amount to be equal, in the aggregate, to 10% of the total issued and outstanding Common Shares on the date the Common Shares commence trading on a stock exchange). In addition, each of the Stock Option Plan and the Performance Share Unit Plan was amended to adopt a revised definition of Change of Control which is consistent with other Canadian issuers. The Performance Share Unit Plan was further amended to limit the term of exercise of performance share units to seven years. See "Business to be Acted Upon at the Meeting – Adoption of New Stock Option Plan; Adoption of New Performance Share Unit Plan."

Option and Performance Share Unit Grants During the Year Ended December 31, 2003

Options and performance share units granted to the Named Executive Officers during the financial year ended December 31, 2003 were as follows:

	Common Shares Under Securities Granted (#)		% of Total Options/ Performance Share Units Granted in Fiscal Year	Exercise Price ($/security)	Market Value of Common Shares Underlying Options/ Performance Share Units ($/security)	Expiry Date[1]
	Options	Performance Share Units				
Glen C. Schmidt	350,000	128,387	11.2/49.1	0.93/0.01	0.93	March 13, 2010
John S. Kowal	600,000	14,337	19.2/5.5	0.93/0.01	0.93	May 8, 2010
Mark A. Montemurro	195,000	36,625	6.2/14.0	0.93/0.01	0.93	March 13, 2010
Gary R. Purcell	600,000	5,376	19.2/2.1	0.93/0.01	0.93	October 1, 2010
Donald A. Riva	195,000	36,625	6.2/14.0	0.93/0.01	0.93	March 13, 2010

Note:

(1) Performance share units do not have a scheduled expiry date.

Aggregated Option and Performance Share Unit Exercises During the Year Ended December 31, 2003 and Financial Year-End Option and Performance Share Unit Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options and performance share units as at December 31, 2003 and options and performance share units exercised by the Named Executive Officers during the financial year ended December 31, 2003:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/Performance Share Units at December 31, 2003 (#)		Value of Unexercised in-the-Money Options/Performance Share Units at December 31, 2003 ($) [1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Glen C. Schmidt	Nil	Nil	1,462,500/143,521	537,500/40,000	1,587,125/236,810	388,875/66,000
John S. Kowal	Nil	Nil	150,000/14,337	450,000/Nil	109,500/23,656	328,500/Nil
Mark A. Montemurro	Nil	Nil	348,750/38,026	446,250/7,560	254,588/62,743	325,762/12,474
Gary R. Purcell	Nil	Nil	150,000/5,376	450,000/Nil	109,500/8,870	328,500/Nil
Donald A. Riva	Nil	Nil	348,750/38,026	446,250/7,560	254,588/62,743	325,762/12,474

Note:

(1) The value of the unexercised "in-the-money" options and performance share units have been determined by subtracting the exercise price of the options or performance share units, as applicable, from the equity component of the flow-through common shares issue (calculated to equal $1.66), being the last price of the Common Shares issued pursuant to a private placement on November 4, 2003, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options and performance share units.

Termination of Employment or Change of Control

Pursuant to each Employment Agreement, if at any time during the term of the Employment Agreement, the Named Executive Officer is terminated for other than just cause (as defined in the Employment Agreement) all options, rights, warrants or other entitlements for the purchase or acquisition of Common Shares, whether or not then vested, will immediately become exercisable and the Corporation shall pay a lump sum equal to (i) one times annual base salary (two times annual base salary for Mr. Schmidt), (ii) 15% of annual base salary to compensate for lost benefits and (iii) one times the value of the most recent grant of performance share units granted to the Named Executive Officer (two times the value of performance share units granted to Mr. Schmidt) pursuant to the Performance Share Unit Plan. In addition, all of the unvested options to acquire Common Shares immediately vest.

Pursuant to the Employment Agreement with Mr. Schmidt, if at any time during the term of the Employment Agreement, there is a change of control (as defined in the Employment Agreement), then

Mr. Schmidt shall be entitled to elect, within a period of six months, to terminate his employment services with the Corporation and all options, rights, warrants, or other entitlements for the purchase or acquisition of Common Shares, whether or not then vested, will immediately become exercisable and the Corporation shall pay a lump sum in an amount equal to the amount set forth in the foregoing paragraph.

Compensation of Directors

Each non-employee director of the Corporation, other than the Chairman of the Board of Directors and Mr. Gordon J. Kerr (the nominee director of EnerMark Inc.), received an annual fee of $5,000 for the financial year ended December 31, 2003. The Chairman of the Board of Directors received an annual fee of $10,000. Each non-employee director of the Corporation, other than Mr. Gordon J. Kerr, received a fee of $850 for each Board and committee meeting attended. Mr. Kerr did not receive a fee for meetings attended prior to January 1, 2004. The annual fee and the fees for meetings attended are paid entirely by the granting of performance share units pursuant to the Performance Share Unit Plan. As a result, for the financial year ended December 31, 2003, rights to purchase an aggregate of 33,697 Common Shares at an exercise price of $0.01 per share were granted to the non-employee directors of the Corporation, other than Mr. Kerr. As at December 31, 2003, non-employee directors held performance share units to purchase an aggregate of 80,954 Common Shares pursuant to the Performance Share Unit Plan. Directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Directors of Deer Creek are also eligible to be granted options pursuant to the Stock Option Plan. During the financial year ended December 31, 2003, options to purchase an aggregate of 290,000 Common Shares at an exercise price of $0.93 per share were granted to non-employee directors, other than Mr. Kerr. As at December 31, 2003, non-employee directors held options to purchase an aggregate of 2,070,000 Common Shares with a weighted average exercise price of $0.97 per share.

Compensation payable to non-employee directors of the Corporation, including Mr. Gordon J. Kerr, were revised effective January 1, 2004 in order to eliminate the administrative burden of meeting fees and to take an interim measure to compensate directors at market levels. For the 2004 financial year, the Chairman of the Board of Directors will receive an annual fee of $50,000 and shall be granted options to acquire 90,000 Common Shares, each Committee Chair will receive an annual fee of $30,000 and shall be granted options to acquire 60,000 Common Shares and each other member of the Board of Directors will receive an annual fee of $20,000 and shall be granted options to acquire 40,000 Common Shares. The annual fees payable in 2004 will be paid entirely by the granting of performance share units pursuant to the Performance Share Unit Plan. The Corporation has been advised that all compensation provided by the Corporation to Messrs. Clarkson, Farber and Kerr is for the benefit of their respective employers.

In addition to being a director of the Corporation, Mr. Schmidt was also an executive officer of Deer Creek during 2003 and as such received no compensation as a director.

It is anticipated that the Board of Directors will adopt a Deferred Share Unit Plan for Non-Employee Directors (a "DSU Plan"). Each non-employee director must advise the Corporation, on an annual basis, whether such director wishes to receive his or her annual retainer fees (including committee fees) in cash or deferred share units. If an eligible director elects to be paid his or her annual retainer fees in the form of deferred share units, the Corporation shall credit a number of deferred share units which have a value equal to the annual retainer fee divided by the market price of the Common Shares on the first business day following the annual meeting of the Board of Directors. The deferred share units attract dividends in the form of additional deferred share units at the same rate as dividends on the Common Shares. The DSU Plan will be administered by the Human Resources and Governance Committee. It is anticipated that the number of stock options and performance share units granted to non-employee directors will be decreased as the Corporation intends to compensate such directors through the DSU Plan.

Indebtedness of Directors and Senior Officers

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

Interest of Insiders in Material Transactions

Except as described elsewhere herein, none of the directors or senior officers of Deer Creek nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

EQUITY COMPENSATION PLAN INFORMATION

The details of the Stock Option Plan and Performance Share Unit Plan as at December 31, 2003 is set forth below. At the Meeting, a resolution will be proposed to amend the Stock Option Plan and the Performance Share Unit Plan to, among other things, specify the maximum number of Common Shares reserved for issuance thereunder.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options/ Performance Share Units	Weighted-Average Exercise Price of Outstanding Options/Performance Share Units	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Stock Option Plan	7,910,000	$0.88	N/A
Performance Share Unit Plan	381,931	$0.01	N/A
Total	8,291,931	$0.84	5,647,069

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors of Deer Creek and the structures, traditions and processes of leadership and stewardship that assign power, define roles and responsibilities governing communications with the shareholders and ensure accountability. Deer Creek also believes that corporate governance is about creating a culture of openness among all of the Deer Creek stakeholders.

The Board of Directors believes that effective corporate governance is critical to the continued and long-term success of Deer Creek by helping to maximize shareholder value over time. Deer Creek continues to update and modify its governance practices in these changing times, but the Board of Directors is also of the view that Deer Creek's general approach to corporate governance is appropriate and, notwithstanding Deer Creek is not a publicly traded company, consistent with the objectives reflected in the guidelines for improved corporate governance in Canada adopted by the TSX. The TSX guidelines deal with matters such as the mandate, constitution and independence of corporate boards of directors and board committees.

Standards of Business Conduct

Deer Creek has adopted a Standards of Business Conduct, which includes policies regarding business ethics, conflicts of interest, health, safety and the environment, workplace harassment and confidentiality, including company secrets, patents and copyrights, unauthorized use of inside information, and privacy.

Board of Directors

Structure and Composition

The Board of Directors is currently comprised of seven directors, a size that the Board of Directors believes is commensurate with the complexity of the business of Deer Creek. The Board of Directors has established criteria for the selection of new directors, and to evaluate current directors, in an effort to foster a diversity of viewpoints and to ensure a depth of business and other valuable experience.

The guidelines of the Toronto Stock Exchange (the "TSX") suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Deer Creek, other than interests and relationships arising from shareholding. Six of the current seven directors of Deer Creek nominated for election at the Meeting (Messrs. John Clarkson, Jonathan C. Farber, Ronald J. Hiebert, S. Barry Jackson, Gordon J. Kerr and Brian Lemke) are considered by the Board of Directors to be "unrelated" within the meaning of the TSX guidelines. Mr. Glen C. Schmidt, the President and Chief Executive Officer of Deer Creek, is the only "inside" or management director and accordingly is considered to be "related".

To ensure the independence of the Board of Directors in the discharge of its responsibilities, all of the Committees (other than the Technical Committee) are currently comprised entirely of unrelated directors and Mr. Jackson, an unrelated director, has been appointed Chairman of Deer Creek. At every meeting of the Board of Directors, the unrelated directors meet without management present in sessions chaired by the Chairman to discuss any procedural or substantive issues.

Mandate and Charter of the Board of Directors

The Board of Directors fundamental objectives are to enhance and preserve long-term shareholder value, to ensure Deer Creek meets its obligations on an ongoing basis and that Deer Creek operates in a reliable and safe manner. In performing its functions, the Board of Directors also considers the legitimate interests its other stakeholders such as employees, customers and communities may have in Deer Creek. In broad terms, the stewardship of Deer Creek involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.

The mandate of the Board of Directors, as prescribed by corporate statute, is to steward the management of the business and affairs of Deer Creek, and to act honestly and in good faith with a view to the best interests of Deer Creek. In fulfilling its mandate, the Board of Directors is responsible for the stewardship of Deer Creek and, as part of that responsibility, assumes responsibility for the following matters:

- to implement appropriate structures and procedures to permit the Board of Directors to function independently of management;
- to determine that there are long-term goals and a strategic planning process in place and to participate with management in approving the strategic plan necessary to obtain such objectives;
- to appoint the Chief Executive Officer (the "CEO"), to monitor and assess CEO performance, to determine CEO compensation and to provide advice and counsel in the execution of the CEO's duties;

- to confirm that there are systems in place to monitor and manage the principal risks of Deer Creek with a view to the long-term viability of Deer Creek;
- to satisfy itself that adequate provision has been made to train and develop management and for the orderly succession of management;
- to verify that policies and programs are in place to enable Deer Creek to communicate effectively and in a timely manner with its shareholders, other stakeholders and the public generally; and
- to verify that Deer Creek has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

The Board of Directors regularly reviews its mandate to ensure that it is current with all of the legislative changes occurring in the corporate governance field.

Meetings of the Board of Directors

The Board of Directors meets in person at least five times annually. In addition to its regular quarterly meetings, once per year the Board meets with the entire management team for business discussions and strategy planning. The Board of Directors holds additional unscheduled meetings from time-to-time as business needs require. The Board of Directors had seven meetings in Deer Creek's last financial year, six times in person and one time by telephone conference call.

Committees of the Board of Directors

The Committees of the Board of Directors are an integral part of governance structure of Deer Creek as they facilitate effective Board of Directors decision-making by providing recommendations to the Board of Directors on matters within their respective responsibilities. The Board of Directors has three Committees: the Audit Committee, the Human Resources and Governance Committee and the Technical Committee. All of the Committees have a written mandate which is approved by the Board of Directors.

Members of Deer Creek management are frequently invited to participate in meetings of the Committees in order to provide management insight and information to Committee deliberations. As a matter of practice, the Committees conduct a portion of each meeting without management present to facilitate their functioning independently of management. All members of the Board of Directors are welcome to participate in Committee meetings regardless of whether or not they are a member of the Committee in question, but directors do not receive remuneration for such attendance unless they are a member of that Committee.

Committee Composition

Each Committee consists of a minimum of three directors and there is a requirement that the members of each of the Audit Committee and Human Resources and Governance Committee be unrelated (non-management). The Board of Directors designates one member of the Audit Committee as its Chair and the Board of Directors designates or, if it does not do so, the members of the Committee elect a Chair of each of the Human Resources and Governance Committee and Technical Committee. Each member of the Audit Committee is required to possess a basic level of "financial literacy" (i.e., the ability to read and understand basic financial statements). Each member of the Technical Committee is required to have a general familiarity with health, safety and environmental matters and with petroleum and natural gas reserve and resource matters. The Board of Directors gives consideration to the periodic rotation of

membership of each Committee and, from time to time as the Board of Directors sees fit, chairmanship of the Committees.

The Committees, their current members and the number of times they met during the past financial year are set forth below.

Committee	Members	Number of Meetings
Audit Committee	Brian Lemke (Chair) Jonathan C. Farber Ronald J. Hiebert Gordon J. Kerr	six
Human Resources and Governance Committee	S. Barry Jackson (Chair) John Clarkson Jonathan C. Farber Ronald J. Hiebert	two
Technical Committee	John Clarkson (Chair) S. Barry Jackson Glen C. Schmidt	five

Committee Meetings and Attendance

Regular meetings of the Committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review of annual and quarterly financial statements, management discussion and analysis and reports to shareholders for recommendation for approval by the Board of Directors. Each Committee can hold unscheduled additional meetings from time to time as business needs require or as may be requested by a member of the Board of Directors.

The following table reflects the attendance of each of the directors for the year ended December 31, 2003 for meetings of the Board of Directors and Committees of which they were a member.

	Number of Meetings Attended	
Director	Board	Committee
John Clarkson	6/7	6/7
Jonathan C. Farber	7/7	7/8
Ronald J. Hiebert	6/7	7/8
S. Barry Jackson	7/7	7/7
Gordon J. Kerr	4/7	5/6
Brian Lemke	6/7	6/6
Glen C. Schmidt	7/7	5/5[(1)]

Note:

(1) In addition to attending all of the meetings of the Technical Committee of which Mr. Schmidt is a member, Mr. Schmidt also attended all of the meetings of all of the other Committees of the Corporation at the request of those Committees.

A summary of the activities and responsibilities of each of the Committees is set out below.

Audit Committee

The Audit Committee has been established to assist the Board of Directors of Deer Creek in carrying out its oversight responsibility for Deer Creek's internal controls, financial reporting and risk management processes. The Audit Committee has unrestricted access to Deer Creek's personnel and documents and is provided with the resources necessary to carry out its responsibilities. The Audit Committee and the external auditors meet at least quarterly without the presence of Deer Creek management to review any areas of material disagreement between Deer Creek management and the

external auditors or other issues of concern, including assessing the cooperation received by the auditors in the conduct of their audit and their access to all requested records, data and information. As necessary or desirable, any member of the Audit Committee may also request that the external auditors be present at any other meetings of the Audit Committee. The Audit Committee is charged with, among other responsibilities, the following specific responsibilities:

- to identify and monitor the management of the principal risks that could impact the financial reporting of Deer Creek;
- to monitor the integrity of Deer Creek's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
- to monitor the independence and performance of Deer Creek's external auditors;
- to deal directly with the external auditors to approve external audit plans, other services (if any) and fees;
- to appoint and oversee the external audit process and results;
- to provide an avenue of communication among the external auditors, management and the Board of Directors;
- to review that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;
- to engage independent counsel and other advisors as it determines necessary to carry out its duties;
- to report to the Board of Directors the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate;
- to discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;
- to review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;
- to review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
- to review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;
- before release, to review and if appropriate, recommend for approval by the Board of Directors, all public disclosure documents containing audited or unaudited financial information;

- to evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

- to pre-approve all non-audit services to be provided to Deer Creek or its subsidiary entities by its external auditors, or the external auditors of Deer Creek's subsidiary entities;

- to review the amount and terms of any insurance to be obtained or maintained by Deer Creek with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities; and

- to review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

Human Resources and Governance Committee

The primary function of the Human Resources and Governance Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resource policies, compensation and executive succession and development. To carry out its oversight responsibilities, the Human Resources and Governance Committee has the following specific responsibilities:

- to review the key human resource policies;

- to evaluate the performance of the CEO and recommend to the Board the CEO's annual compensation;

- to review the adequacy and form of the compensation of Directors;

- to review with the Board of Directors and monitor Deer Creek's overall approach to corporate governance issues;

- to review with the Board of Directors, the role of the Board, the terms of reference of each Committee of the Board and the methods and processes by which the Board fulfills its duties and responsibilities;

- to establish and administer a process for assessing the effectiveness of the Board as a whole and the Committees of the Board;

- to assess the performance and contribution of each individual Director;

- to propose to the Board the members for re-election to the Board and identify and recommend new nominees for the Board;

- to monitor the development and implementation of an orientation program for new members of the Board and a continuing education program for all Directors; and

- to recommend to the Board a system to enable a committee or an individual Director to engage separate independent counsel and advisors at the expense of Deer Creek.

Technical Committee

The Technical Committee has been established to assist the Board of Directors in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems for the management of the health, safety and environmental responsibilities of Deer Creek and to assist the Board in respect of the annual review of the petroleum and natural gas reserves of Deer Creek. In carrying out its oversight responsibilities, the Technical Committee is charged with, among other responsibilities, the following specific responsibilities:

- to review and monitor the environmental, health, safety and emergency response policies and activities of Deer Creek on behalf of the Board to with a view to Deer Creek's compliance with appropriate laws and legislation;
- to review operational audit targets and results of management system audits annually to review compliance with the management systems in place within Deer Creek and to review periodically as directed by the Board an external auditors' report regarding the (corporate) environment, health and safety management framework;
- to consult with the senior reserve personnel of Deer Creek, considering, reviewing and reporting to the Board of Directors in respect of (i) the approval of the annual appointment of one or more qualified and independent reserves evaluators to meet with and report to the Board of Directors, (ii) the appointment of or any changes to the independent consultants retained to assist Deer Creek in the annual review of reserves and (iii) the scope of the annual review of the reserves by the independent consultants, if any, having regard to industry practices and reviewing the procedures of Deer creek for providing information;
- to review the preparation of the Statement of Reserves Data and other Oil & Gas Information on Form 51-101F1 of National Instrument 51-101 - *Standards of Disclosure for Oil and Gas Activities* and the Report of Independent Qualified Reserves Evaluator or Auditor on Form 51-101F2, as required by National Instrument 51-101;
- to determine whether any restrictions affect the independent reserves evaluator's ability to report without reservation; and
- to conduct reviews with management of Deer Creek on key operations and plans.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of Financial Statements

The audited financial statements for the financial year ended December 31, 2003 of Deer Creek have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of *the Business Corporations Act* (Alberta) being met with the advance circulation of such financial statements. If any Shareholders have questions respecting the December 31, 2003 financial statements, the questions may be brought forward at the Meeting.

Number of Directors

Deer Creek is required by its Articles to have a minimum of one and a maximum of eleven directors. Shareholders will be asked at the Meeting to pass a resolution setting the number of directors to be elected at the Meeting at seven.

The resolution setting the number of directors to be elected must be passed by a simple majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution setting the number of directors to be elected at the Meeting at seven.**

There is a provision in the Articles of Deer Creek which permits the Board of Directors to appoint additional directors between annual meetings of shareholders, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting. Accordingly, a maximum of two additional directors could be appointed by the Board of Directors between annual meetings of shareholders in this manner.

Election of Directors

The term of office for each director of the Corporation is from the date of the Shareholders' meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed. At the Meeting, a board of seven directors is to be elected. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation.** If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

Under an agreement dated September 1, 1999, as amended, between Paul J. Jespersen, Catherine A. Jespersen, Lin Y. Ding, Timothy O'Rourke, Virginia O'Rourke (collectively, the "Founders"), the Corporation, Riverside Investments LLC, Friends of Lime Rock L.P. and The Beacon Group Energy Investment Fund II L.P., Riverside Investments LLC is entitled to nominate, and have elected, four members of the Board of Directors. Each of the Founders has agreed to vote their Common Shares in order to elect such nominees. Riverside Investments LLC has only nominated two directors to the Board, being John Clarkson and Jonathan Farber. The agreement terminates on the earlier of (i) the dissolution of the Corporation, (ii) a written agreement entered into and executed by all parties to the agreement, (iii) the completion of a sale by the Corporation of Common Shares to members of the public whereby the Common Shares sold are listed for trading on a recognized stock exchange and the Corporation becomes a reporting issuer in the Province of Alberta, (iv) the completion of a liquidity event, and (v) Riverside Investments LLC, Friends of Lime Rock L.P. and The Beacon Group Energy Investment Fund II L.P. ceasing to beneficially own, directly or indirectly, at least 10% of the issued and outstanding Common Shares on a fully diluted basis.

The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at April 21, 2004:

Name and Municipality of Residence and Position with the Corporation	Principal Occupation	Date Appointed Director of the Corporation	Number of Common Shares Beneficially Owned or Controlled[(1)]	Number of Securities of the Corporation Owned[(2)]
John Clarkson Calgary, Alberta *Chair of the Technical Committee* *Member of the Human Resources and Governance Committee*	Managing Director, Lime Rock Management Ltd. since December 2003. Prior thereto, President Clearwater Capital Corp.	August 30, 2001	80,000[(4)]	441,832
Jonathan C. Farber Westport, Connecticut, USA *Member of the Audit Committee* *Member of the Human Resources and Governance Committee*	Managing Director, Lime Rock Management LP, an investment management firm, since June 1998.	December 10, 1998	Nil[(4)]	317,946
Ronald J. Hiebert Edmonton, Alberta *Member of the Audit Committee* *Member of the Human Resources and Governance Committee*	Director, Private Client Services Scotia McLeod since 1983.	March 28, 2001[(5)]	20,000	377,032
S. Barry Jackson Calgary, Alberta *Chairman of the Board of Directors* *Chair of the Human Resources and Governance Committee* *Member of the Technical Committee*	Independent businessman since November 2000. Prior thereto, President and Chief Executive Officer of Crestar Energy Inc.	April 27, 2001	110,000[(3)]	1,175,020
Gordon J. Kerr[(6)] Calgary, Alberta *Member of the Audit Committee*	President and Chief Executive Officer, Enerplus Resources Fund ("Enerplus") since May 10, 2001. Prior thereto, Executive Vice President and Chief Financial Officer, Enerplus since January, 2001. Prior thereto, Senior Vice President of Financial Services, Enerplus since September, 2000. Prior thereto, Vice President, Finance and Chief Financial Officer, Enerplus since 1998.	August 30, 2002	Nil	51,428

Name and Municipality of Residence and Position with the Corporation	Principal Occupation	Date Appointed Director of the Corporation	Number of Common Shares Beneficially Owned or Controlled[(1)]	Number of Securities of the Corporation Owned[(2)]
Brian Lemke Calgary, Alberta *Chair of the Audit Committee*	President and Chief Executive Officer, Resolute Energy Inc. (successor to Resolute Energy Corporation). From June to November 2002 Executive Vice President and Chief Financial Officer of Resolute Energy Inc. From September 2001 to June 2002, Executive Vice President and Chief Financial Officer, Resolute Energy Corporation. From November 2000 to September 2001, Independent businessman. Prior to November 2000, Senior Vice President and Chief Financial Officer, Crestar Energy Inc.	April 27, 2001	110,000[(3)]	668,869
Glen C. Schmidt Calgary, Alberta *President and Chief Executive Officer* *Member of the Technical Committee*	President and Chief Executive Officer of Deer Creek since July 1, 2001. President of GCS Resource Management Ltd. from October 2000. President of Torex Resources Inc. from February, 1999 to August, 2000. President Pioneer Natural Resources Canada Inc. 1997 to 1998.	March 10, 2000	205,000	2,824,235

Notes:

(1) The information as to the number of Common Shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees or their counsel.

(2) This column represents the sum of the Common Shares beneficially owned or controlled by the nominee plus the number of Special Warrants, options to acquire Common Shares and performance share units to acquire Common Shares. The Corporation has been advised that all options to acquire Common Shares and performance share units to acquire Common Shares granted to Messrs. Clarkson, Farber and Kerr are for the benefit of their respective employers.

(3) Messrs. Jackson and Lemke each own 37,037 Special Warrants. Each Special Warrant entitles the holder to receive one (1) Common Share at no additional cost.

(4) The Beacon Group Energy Investment Fund II L.P. ("Beacon") beneficially owns 76,601,999 Common Shares (which is comprised of 11,384,743 Common Shares directly and 65,217,256 Common Shares through Riverside Investments LLC ("Riverside"), on behalf of Beacon) and Friends of Lime Rock LP ("FOLR") beneficially owns 3,280,632 Common Shares. These investments in the Corporation are managed by Lime Rock Management LP, of which Mr. Farber is a Managing Director and Messrs. Farber and Clarkson are limited partners. Mr. Farber also has an indirect ownership interest in Beacon, Riverside and FOLR. Messrs. Farber and Clarkson disclaim beneficial ownership of the subject shares except to the extent of their pecuniary interest, if any, therein.

(5) Mr. Hiebert was a member of the Board of Directors from March 28, 2001 to August 8, 2002 and from August 30, 2002 to the present.

(6) The Corporation and EnerMark Inc. ("EnerMark"), a wholly-owned subsidiary of Enerplus, entered into a Joint Venture Agreement dated for reference July 1, 2002. Under the Joint Venture Agreement EnerMark is entitled to have one representative nominated for election as a director of the Corporation until the earlier of (a) December 31, 2007, (b) the date that there is a Change of Control (as defined in the Joint Venture Agreement) of the Corporation, (c) the date that Corporation is replaced as operator of the Joint Venture and (d) the date that the Joint Venture terminates. While EnerMark is entitled to have its representative nominated, The Beacon Group Energy Investment Fund II L.P. and Friends of Lime Rock L.P. have agreed to vote for the election of EnerMark's nominee. Mr. Kerr is EnerMark's nominee.

(7) The Corporation does not have an executive committee.

Appointment of Auditors

The Corporation has requested that PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of PricewaterhouseCoopers LLP, Chartered Accountants is removed from office or resigns as provided by law by the Corporation's by-laws, and to authorize the directors of the Corporation to fix the remuneration of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation.** PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation, since June 11, 2003.

Amendment to Articles of Incorporation

The Shareholders will be asked to consider and, if thought appropriate, approve and adopt a special resolution authorizing the Board of Directors, in its sole discretion, to amend the Articles of Incorporation of the Corporation to (i) increase the minimum number of directors that the Corporation is required to have from one to three and (ii) provide that meetings of shareholders of the Corporation may be held outside the Province of Alberta. The Board of Directors and management of the Corporation feel that it is in the best interests of the Corporation to have flexibility to hold shareholder meetings outside of Alberta in any city in Canada.

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Subject to the receipt of any necessary regulatory approval, the Articles of Incorporation of Deer Creek be amended to (i) increase the minimum number of directors that Deer Creek is required to have from one to three and (ii) to allow for meetings of shareholders of Deer Creek to be held, at the discretion of the Board of Directors of Deer Creek, in any city in Canada.

2. Notwithstanding approval of the Shareholders of Deer Creek as herein provided, the Board of Directors of Deer Creek may, in their sole discretion, revoke the special resolution before it is acted upon without further approval of the Shareholders of Deer Creek.

3. Any one director or officer of Deer Creek be and is hereby authorized to take all necessary steps and proceedings and to execute, deliver and file all documents, including filing restated Articles of Amendment of Deer Creek with the Registrar of Corporations (Alberta) that may be necessary or desirable to give effect to provisions of this resolution.

To pass, a special resolution requires the affirmative vote of at least 66⅔% of the votes cast by the Shareholders present at the Meeting in person or represented by proxy. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the special resolution approving the amendment to the Articles of Incorporation of the Corporation.**

Consolidation of Common Shares

The Shareholders will be asked to consider and, if thought appropriate, approve and adopt a special resolution authorizing the Board of Directors, in its sole discretion, to amend the Articles of

Amendment of the Corporation to consolidate the issued and outstanding Common Shares on a five for one basis. The Board of Directors believes that there is a significantly large number of Common Shares issued and outstanding, and it would be in the best interests of the Corporation and the Shareholders to consolidate all of the issued and outstanding Common Shares. The Board of Directors believes that, while the consolidation should have no economic effect on the aggregate market value of the Common Shares, it should result in a post-consolidation market price per share of approximately five times the pre-consolidation market price. If, as a result of the consolidation, a holder of Common Shares would otherwise be entitled to a fraction of a Common Share the holder will receive, in lieu of such fractional interest, an additional Common Share. It is anticipated that the change in the number of Common Shares outstanding that will result from the consolidation will cause no change in the stated capital attributable to the Common Shares. See "Business to be Acted Upon at the Meeting – Reduction of Stated Capital".

For each five Common Shares held by the holder of Common Shares, the holder will, as a result of the consolidation, receive one Common Share after the consolidation takes effect. An adjustment shall also be made changing the number of Common Shares issuable pursuant to any securities convertible or exercisable into Common Shares that are outstanding on the date of the consolidation, with a corresponding adjustment to the exercise or conversion price. The consolidation by itself will not effect the percentage ownership in Deer Creek of holders of Common Shares even though such ownership will be represented by a smaller number of Common Shares. The consolidation will merely proportionately reduce the number of Common Shares held by the holders of Common Shares.

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Subject to the receipt of any necessary regulatory approval, the Articles of Amendment of Deer Creek be amended to consolidate the issued and outstanding Common Shares on a five for one basis provided, however, that no fractional Common Shares will be issued in connection with the aforementioned consolidation. Any holder of Common Shares who might otherwise be entitled to receive a fractional Common Share as a result of the consolidation will receive, as entitled, in lieu of such fractional interests, an additional Common Share.

2. Notwithstanding approval of the Shareholders of Deer Creek as herein provided, the Board of Directors of Deer Creek may, in their sole discretion, revoke the special resolution before it is acted upon without further approval of the Shareholders of Deer Creek.

3. Any one director or officer of Deer Creek be and is hereby authorized to take all necessary steps and proceedings and to execute, deliver and file all documents, including filing restated Articles of Amendment of Deer Creek with the Registrar of Corporations (Alberta) that may be necessary or desirable to give effect to provisions of this resolution.

To pass, a special resolution requires the affirmative vote of at least 66⅔% of the votes cast by the Shareholders present at the Meeting in person or represented by proxy. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the special resolution approving the consolidation.**

Following the issue of a Certificate of Amendment implementing this resolution, a letter of transmittal will be sent by mail to holders of Common Shares advising them that such Certificate of Amendment has been issued and instructing them to surrender the certificates evidencing their Common Shares for replacement certificates representing the number of Common Shares to which they are entitled as a result of the consolidation. Holders of Common Shares will not have to pay a transfer or other fee in connection with the exchange of certificates. Holders of Common Shares should not submit certificates

for exchange until requested to do so. Until surrendered, each certificate formerly representing Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the consolidation.

Reduction of Stated Capital

In connection with the issuance of Common Shares to Friends of Lime Rock LP and Riverside Investments LLC, on behalf of The Beacon Group Energy Investment Fund II, L.P. (collectively, "Riverside"), the Corporation is obliged to present a reduction in the stated capital per share of its Common Shares to an amount equal to the adjusted cost base of the Common Shares held by Riverside. Riverside advised the Corporation in 2002 that its adjusted cost base was $0.343 per share. At the annual and general meeting of the Corporation held on August 30, 2002, the shareholders approved the reduction in stated capital which was subsequently reflected in the financial statements of the Corporation.

As a result of treasury issuances of Common Shares by the Corporation, the adjusted cost base of the Common Shares is currently $0.466 per share. The reduction of stated capital is part of a plan by which Riverside may, in certain events such as a take-over bid for the Common Shares, request that the Corporation issue new shares to a third party for cash and use the cash so received from the third party to repurchase Common Shares issued to Riverside rather than Riverside disposing of the Common Shares to the third party directly. The reduction of stated capital is not expected to have any effect on the other shareholders of the Corporation.

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The stated capital of Deer Creek be and is hereby reduced pursuant to section 36 of the *Business Corporations Act* (Alberta) by deduction from the stated capital account for the Common Shares in the amount of $18,227,960.

2. Any one director or officer of Deer Creek be and is hereby authorized to take all necessary steps and proceedings and to execute, deliver and file all documents, that may be necessary or desirable to give effect to provisions of this resolution.

To pass, a special resolution requires the affirmative vote of at least 66⅔% of the votes cast by the Shareholders present at the Meeting in person or represented by proxy. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the special resolution approving the reduction of stated capital.**

Amendments to By-Law No. 1

Deer Creek is governed by the *Business Corporations Act* (Alberta) (the "ABCA"). By-Law No. 1 of Deer Creek, which regulates the business and affairs of Deer Creek, has been amended, to the extent considered appropriate by the Board of Directors, to reflect changes appropriate for a publicly listed issuer. The amendments took effect on April 21, 2004, the date of the Directors' Resolution making such amendments, but they will cease to be effective unless confirmed at the Meeting by ordinary resolution of the Shareholders.

By-Law No. 1 is reproduced as Appendix "B". The most significant amendments are described below, but Shareholders are urged to read the amended By-Law No. 1 in its entirety.

- all references to a Unanimous Shareholders Agreement have been deleted;
- the reference to the type of financial information to be provided to the shareholders has been removed since such information is mandated by corporate legislation and the various securities legislation; and
- the removal of the following sections:

"6. INFORMATION AVAILABLE TO SHAREHOLDERS

(a) Except as provided by the Act, no Shareholder shall be entitled to obtain information respecting any details or conduct of the Corporation's business which in the opinion of the Directors it would be inexpedient in the interests of the Corporation to communicate to the public.

(b) The Directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of Shareholders and no Shareholder shall have any right to inspect any document or book or register or account records of the Corporation except as conferred by statute or authorized by the Board of Directors or by a resolution of the Shareholders."

The amendments to By-Law No. 1 became effective upon being approved by the Board of Directors; however, under the ABCA, the Board is required to submit the amendments to the Shareholders at the Meeting, at which time the Shareholders, may confirm, reject or amend the amendments. The Shareholders will be asked at the Meeting to consider and, if thought fit, to approve, by a simple majority of votes cast at the Meeting, the following resolution (the "By-Law Resolution").

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. By-Law No. 1 of Deer Creek, as presented in Appendix "B" to the Management Proxy Circular of Deer Creek dated April 21, 2004, is hereby ratified, confirmed and approved.
2. The Corporate Secretary or any officer of Deer Creek be and each of them is hereby authorized, for and on behalf of Deer Creek, to execute and deliver such other documents and instruments and take such other actions as such officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

The Board of Directors has determined that amending By-Law No. 1 is in the best interests of the Shareholders and therefore recommends that the Shareholders vote to approve the By-Law Resolution. The By-Law Resolution must be passed by a simple majority of the votes cast with respect to the By-Law Resolution by Shareholders present in person or by proxy at the Meeting in order to be adopted, failing which the amendments to By-Law No. 1 shall cease to be effective.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the By-Law Resolution.

Adoption of New Stock Option Plan

The Board of Directors wish to adopt a new stock option plan (the "New Stock Option Plan") which will replace the Stock Option Plan that is currently in place (the "Old Stock Option Plan"). All officers, directors, employees and providers of services of the Corporation will be eligible to participate in the New Stock Option Plan, which will be administered by the Board of Directors.

The Corporation believes that the granting of stock options is an important part of the compensation structure for a company of its size and in its industry, not only to retain the services of its existing employees, but also to continue to attract qualified personnel to the Corporation. Moreover, options will enable the directors, officers, employees and providers of service receiving options to increase their financial interest in the Corporation, and thus further align their interests with those of the Shareholders.

The Old Stock Option Plan is not in compliance with the rules and regulations of the Toronto Stock Exchange (the "TSX") and the management of Deer Creek has taken this opportunity to adopt a stock option plan which would be in line with the TSX rules and regulations. The Corporation believes that the New Stock Option Plan is in line with stock option plans which are commonly used by companies listed on the TSX. **For these reasons, management of the Corporation recommends that the Shareholders approve the New Stock Option Plan.**

The New Stock Option Plan provides that the board of directors may grant options (the "Options") to purchase Common Shares at the closing price of the Common Shares on the first day preceding the date of grant on which at least one board lot of Common Shares traded. The board of directors of the Corporation will determine to whom Options should be granted, when such Options should be granted and the number of Common Shares which can be purchased on the exercise of such Options. The New Stock Option Plan provides that the normal expiry date of Options will not exceed seven years after the date of grant of such Options, subject to earlier termination in the event of death or termination of employment. The New Stock Option Plan further provides that the total number of Common Shares that may be issuable under options at any time shall be fixed at (i) if the Common Shares are not posted and listed for trading on a stock exchange, then an amount determined by the Board of Directors from time to time or (ii) if the Common Shares are posted and listed for trading on a stock exchange, then a specified maximum amount equal to the number obtained by multiplying 8% by the total issued and outstanding Common Shares on the date the Common Shares commence trading on such exchange (inclusive of the options to acquire 10,158,000 Common Shares previously issued). Presently, the specified number of Common Shares reserved for issuance under the New Stock Option Plan is not ascertainable since additional Common Shares may be issued pursuant to the initial public offering of the Corporation. Prior to the Common Shares trading on a stock exchange, the Corporation will calculate the specified number of Common Shares reserved for issuance under the New Stock Option Plan pursuant to the calculation set forth above and insert that specified number in the New Stock Option Plan. The full text of the New Stock Option Plan is set forth in Appendix "C" to this Information Circular.

The adoption of the New Stock Option Plan and the grant of Options under the New Stock Option Plan is conditional upon approval of such plan by the Shareholders at the Meeting. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the following ordinary resolutions ratifying, confirming and approving the New Stock Option Plan:**

BE IT RESOLVED THAT:

1. The new stock option plan of the Corporation (the "New Stock Option Plan"), a copy of which is attached as Appendix "C" to the Information Circular of the Corporation dated April 21, 2004, be and is hereby ratified, confirmed and approved.

2. Any director or officer of the Corporation be and is hereby authorized to cause all such documents, instruments and other writings to be executed and cause all such acts and things to be done as such directors or officers consider necessary or desirable to implement the New Stock Option Plan.

To be effective, the foregoing resolutions must be approved by the affirmative vote thereof by at least a majority of the votes cast by the Shareholders who vote on this resolution, either in person or by proxy, at the Meeting.

Adoption of New Performance Share Unit Plan

The Board of Directors wish to adopt a new performance share unit plan (the "Performance Share Unit Plan") which will replace the Stock Rights Plan that is currently in place (the "Stock Rights Plan"). All officers, directors, employees and providers of service of the Corporation will be eligible to participate in the Performance Share Unit Plan, which will be administered by the Board of Directors.

Similar to the New Stock Option Plan, the Corporation believes that the granting of performance share units is an important part of the compensation structure for a company of its size and in its industry, not only to retain the services of its existing employees, but also to compensate the participants under the plan by providing them the right to acquire Common Shares at a nominal exercise price in lieu of paying cash bonuses. As a result, performance share units will enable the directors, officers, employees and providers of services to increase their financial interest in the Corporation, and thus further align their interests with those of the Shareholders.

The Stock Rights Plan is not in compliance with the rules and regulations of the TSX and the management of Deer Creek has taken this opportunity to adopt a share compensation plan which would be in line with the TSX rules and regulations.

The Performance Share Unit Plan provides that the Board of Directors may grant performance share units (the "Share Units") to purchase Common Shares at $0.01 per share. The board of directors of the Corporation will determine to whom Share Units should be granted, when such Share Units should be granted and the number of Common Shares which can be purchased on the exercise of such Share Units. The Performance Share Unit Plan provides that the normal expiry date of Share Units will not exceed seven years after the date of grant of such Share Units, subject to earlier termination in the event of death or termination of employment. The Performance Share Unit Plan further provides that the total number of Common Shares that may be issuable under Share Units at any time shall be fixed at (i) if the Common Shares are not posted and listed for trading on a stock exchange, then an amount determined by the Board of Directors from time to time or (ii) if the Common Shares are posted and listed for trading on a stock exchange, then a specified maximum amount equal to the number obtained by multiplying 2% by the total issued and outstanding Common Shares on the date the Common Shares commence trading on such exchange (inclusive of the Share Units to acquire 791,520 Common Shares previously issued). Presently, the specified number of Common Shares reserved for issuance under the Performance Share Unit Plan is not ascertainable since additional Common Shares may be issued pursuant to the initial public offering of the Corporation. Prior to the Common Shares trading on a stock exchange, the Corporation will calculate the specified number of Common Shares reserved for issuance under the Performance Share Unit Plan pursuant to the calculation set forth above and insert that specified number in the Performance Share Unit Plan. Those Share Units granted by the Corporation that were outstanding at the date of the adoption of the Performance Share Unit Plan will be subject to the terms of the Stock Rights Plan. The full text of the Performance Share Unit Plan is set forth in Appendix "D" to this Information Circular.

The adoption of the Performance Share Unit Plan and the grant of Share Units under the Performance Share Unit Plan is conditional upon approval of the Performance Share Unit Plan by the Shareholders at the Meeting. **It is the intention of the persons named in the enclosed Instrument of**

Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the following ordinary resolutions ratifying, confirming and approving the Performance Share Unit Plan:

BE IT RESOLVED THAT:

1. The new performance share unit plan of the Corporation (the "Performance Share Unit Plan"), a copy of which is attached as Appendix "D" to the Information Circular of the Corporation dated April 21, 2004, be and is hereby ratified, confirmed and approved.

2. Any director or officer of the Corporation be and is hereby authorized to cause all such documents, instruments and other writings to be executed and cause all such acts and things to be done as such directors or officers consider necessary or desirable to implement the Performance Share Unit Plan.

To be effective, the foregoing resolutions must be approved by the affirmative vote thereof by at least a majority of the votes cast by the Shareholders who vote on this resolution, either in person or by proxy, at the Meeting, other than votes attaching to Common Shares beneficially owned by directors or senior officers of the Corporation to whom Share Units may be awarded pursuant to the Performance Share Unit Plan or by associates of such persons.

INTEREST OF CERTAIN PERSONS TO BE ACTED UPON

The Beacon Group Energy Investment Fund II L.P. ("Beacon") beneficially owns 76,601,999 Common Shares (which is comprised of 11,384,743 Common Shares directly and 65,217,256 Common Shares through Riverside Investments LLC ("Riverside"), on behalf of Beacon) and Friends of Lime Rock LP ("FOLR") beneficially owns 3,280,632 Common Shares. These investments in the Corporation are managed by Lime Rock Management LP, of which Mr. Farber is a Managing Director and Messrs. Farber and Clarkson are limited partners. Mr. Farber also has an indirect ownership interest in Beacon, Riverside and FOLR. Messrs. Farber and Clarkson disclaim beneficial ownership of the subject shares except to the extent of their pecuniary interest, if any, therein. If the special resolution to reduce the stated capital described under the heading "Business to be Acted Upon at the Meeting – Reduction of Stated Capital" is approved by the Shareholders, Messrs. Clarkson and Farber may receive, indirectly, a benefit therefrom.

Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

Except as otherwise specified herein, the information set forth in this Information Circular is provided as of April 21, 2004.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative financial statements and management discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Vice President, Finance and Chief Financial Officer of the Corporation at Bow Valley Square 2, 2600, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7 or by facsimile at (403) 264-3700.

APPROVAL OF DIRECTORS AND CERTIFICATE

The contents and the sending of this Information Circular have been approved by the board of directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta effective the 21st day of April, 2004.

(signed) *Glen C. Schmidt*
President and Chief Executive Officer

(signed) *John S. Kowal*
Vice President, Finance and
Chief Financial Officer

APPENDIX "A"

DEER CREEK ENERGY LIMITED

FORM 51-101F1

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION OF DEER CREEK ENERGY LIMITED

FORM 51-101F1
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION OF DEER CREEK ENERGY LIMITED

The tables below summarize Deer Creek Energy Limited's ("Deer Creek" or the "Company") crude oil reserves and the present worth of future net cash flows associated with such reserves, as at January 1, 2004 as evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineers of Calgary, Alberta on March 16, 2004 based on constant and forecast price assumptions (the "GLJ Report"). The GLJ Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluators Handbook (the "COGE Handbook") and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101 and the COGE Handbook. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. **All future cash flows are stated prior to provision for indirect costs and well abandonment and lease reclamation costs (other than well abandonment costs associated with wells to be drilled in the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Deer Creek's crude oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil reserves may be greater than or less than the estimates provided herein.**

PART 1 RELEVANT DATES

1. Effective Date

The effective date of the reserves and resource estimates and revenue projection in this report is January 1, 2004.

2. Data Date

Estimates of reserves and resources and projections of production were generally prepared using general well information and production data available in the public domain to approximately December 31, 2003. In certain instances, Deer Creek provided production and well information up to January 31, 2004. The Company has provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

3. Preparation Date

The preparation date of this report is March 16, 2004. As of the preparation date, the Company and its independent reserves evaluator, GLJ are not aware of any new information (other than commodity price assumptions which may differ from those used in this analysis) which could materially impact this evaluation.

PART 2 DISCLOSURE OF RESERVES AND RESOURCE DATA

Summary of Company Interest Reserves and Resources (Mbbls)

	Heavy Oil
Reserves	
Total Proved	-
Probable	250,195
Proved plus Probable	250,195
Possible	152,247
Proved plus Probable plus Possible	**402,442**
Additional Resource	
Low estimate	605,000
Best estimate	1,234,800
High estimate	1,865,000

Item 2.1 Oil and Gas Reserves – Constant Prices and Costs

1. Summary of Oil and Gas Reserves

	Heavy Oil	
	Working Interest Mbbl	Net After Royalty Mbbl
Total Proved	-	-
Probable	250,195	228,100
Proved plus Probable	250,195	228,100
Possible	152,247	136,360
Proved plus Probable plus Possible	402,442	364,460

There are no Company interest proved reserves to report, however data on probable and possible reserves are provided.

2. Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses and Discounted at				
	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Total Proved	-	-	-	-	-
Probable	1,383,165	525,688	177,273	25,185	(43,887)
Total Proved plus Probable	1,383,165	525,688	177,273	25,185	(43,887)
Possible	859,962	359,137	165,872	81,402	40,613
Total Proved plus Probable plus Possible	2,243,127	884,825	343,145	106,587	(3,274)

	After Future Income Tax Expenses and Discounted at				
	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Total Proved	-	-	-	-	-
Probable	880,586	304,216	69,524	(31,858)	(76,283)
Total Proved plus Probable	880,586	304,216	69,524	(31,858)	(76,283)
Possible	527,948	210,451	90,487	39,277	15,260
Total Proved plus Probable plus Possible	1,408,534	514,667	160,011	7,419	(61,023)

3. Additional Information Concerning Future Net Revenue – (Undiscounted)

	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Abandonment and Reclamation Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Probable	4,706,170	415,603	1,855,379	1,042,363	9,660	1,383,165	502,579	880,586
Total Proved plus Probable	4,706,170	415,603	1,855,379	1,042,363	9,660	1,383,165	502,579	880,586
Possible	2,863,796	298,834	1,110,570	582,558	11,844	859,990	332,014	527,976
Total Proved plus Probable plus Possible	7,569,966	714,437	2,965,949	1,624,921	21,504	2,243,155	834,593	1,408,562

Future Net Revenue by Production Group

	Future Net Revenue Before Income Taxes and Discounted at 10% (M$)
Proved plus Probable	
Heavy Oil	177,273
Proved plus Probable plus Possible	
Heavy Oil	343,145

The Company expects to produce only one product type group, namely Heavy Oil from its operations located near Fort McMurray, Alberta, Canada.

Item 2.2 Oil and Gas Reserves – Forecast Prices and Costs

1. Summary of Oil and Gas Reserves

	Heavy Oil	
	Working Interest Mbbl	Net After Royalty Mbbl
Total Proved	-	-
Probable	250,195	228,258
Proved plus Probable	250,195	228,258
Possible	152,247	136,038
Proved plus Probable plus Possible	402,442	364,296

2. *Net Present Value of Future Net Revenue of Oil and Gas Reserves*

	Before Future Income Tax Expenses and Discounted at				
	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Total Proved	-	-	-	-	-
Probable	1,730,763	620,680	191,753	14,330	(61,520)
Total Proved plus Probable	1,730,763	620,680	191,753	14,330	(61,520)
Possible	1,127,603	430,161	180,159	78,955	33,669
Total Proved plus Probable plus Possible	2,858,366	1,050,841	371,912	93,285	(27,851)

	After Future Income Tax Expenses and Discounted at				
	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Total Proved	-	-	-	-	-
Probable	1,094,970	358,150	72,267	(44,936)	(93,177)
Total Proved plus Probable	1,094,970	358,150	72,267	(44,936)	(93,177)
Possible	691,554	252,728	97,858	36,399	9,685
Total Proved plus Probable plus Possible	1,786,524	610,878	170,125	(8,537)	(83,492)

3. *Additional Information Concerning Future Net Revenue – (Undiscounted)*

	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Abandonment and Reclamation Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Probable	5,416,347	520,819	1,967,813	1,183,621	13,330	1,730,764	635,793	1,094,971
Total Proved plus Probable	5,416,347	520,819	1,967,813	1,183,621	13,330	1,730,764	635,793	1,094,971
Possible	3,465,887	389,500	1,227,379	703,966	17,440	1,127,602	436,049	691,553
Total Proved plus Probable plus Possible	8,882,234	910,319	3,195,192	1,887,587	30,770	2,858,366	1,071,842	1,786,524

Future Net Revenue by Production Group

	Future Net Revenue Before Income Taxes and Discounted at 10% (M$)
Proved plus Probable	
Heavy Oil	191,753
Proved plus Probable plus Possible	
Heavy Oil	371,912

The Company expects to produce only one product type group, namely Heavy Oil from its operations located near Fort McMurray, Alberta, Canada.

PART 3 PRICING ASSUMPTIONS

Item 3.1 Constant Prices Used in Estimates

The reference benchmark prices (reflecting the posted prices corresponding to the last day of the Company's most recent financial year) used in the Constant price analysis are provided in the table below.

Year	OIL				NATURAL GAS	EXCHANGE RATE
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40^0 API ($Cdn/bbl)	Hardisty Heavy 12^0 API ($Cdn/bbl)	Cromer Medium 29.3^0 API ($Cdn/bbl)	AECO Gas Price ($Cdn/MMBtu)	($US/$Cdn)
2003 (Year End)	32.52	40.81	23.31	34.81	6.09	.77

Item 3.2 Forecast Prices Used in Estimates

The reference benchmark prices (reflecting the posted prices corresponding to the last day of the Company's most recent financial year) used in the Forecast price analysis are provided in the table below.

Year	OIL				NATURAL GAS	INFLATION RATES	EXCHANGE RATE
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40^0 API ($Cdn/bbl)	Hardisty Heavy 12^0 API ($Cdn/bbl)	Cromer Medium 29.3^0 API ($Cdn/bbl)	AECO Gas Price ($Cdn/MMBtu)	%/Year	($US/$Cdn)
Forecast							
2004	34.25	44.75	29.00	41.00	6.65	1.50	.75
2005	29.00	37.75	25.00	33.75	5.55	1.50	.75
2006	27.00	35.25	23.75	31.25	5.20	1.50	.75
2007	25.00	32.50	21.00	28.50	5.00	1.50	.75
2008	25.00	32.50	21.00	28.50	5.00	1.50	.75
2009	25.00	32.50	21.00	28.50	5.00	1.50	.75
2010	25.50	33.00	21.50	29.00	5.10	1.50	.75
2011	25.75	33.50	22.00	29.50	5.20	1.50	.75
2012	26.25	34.00	22.50	30.00	5.25	1.50	.75
2013	26.50	34.50	23.00	30.50	5.35	1.50	.75
2014	27.00	35.00	23.50	31.00	5.45	1.50	.75
Thereafter	Escalated at 1.5% per year					1.50	.75

The price forecast is the independent evaluator's standard price forecast effective April 1, 2004.

PART 4 RECONCILIATION OF CHANGES IN RESERVES AND FUTURE NET REVENUE RECONCILIATION

Item 4.1 Reserves Reconciliation

The following table provides a reconciliation of Deer Creek's net reserves based on forecast prices and costs between this analysis and the Company's prior year-end evaluation. This is the Company's first reserves evaluation.

	Heavy Oil		
	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31, 2002	-	-	-
Extensions	-	228,100	228,100
December 31, 2003	-	228,100	228,100

Item 4.2 Future Net Revenue Reconciliation

The Company has no proved reserves to report.

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1 Undeveloped Reserves

No proved undeveloped reserves are reported. Probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The significant majority of the probable undeveloped reserves are scheduled to be developed within the next seven years of the effective date. Capital expenditures to develop undeveloped reserves are estimated at $11 million in 2004 and $8 million in 2005.

Item 5.2 Significant Factors or Uncertainties

The development forecast and reserves estimates contained herein are predicated on the Company securing financing for the project.

Item 5.3 Future Development Costs

Future Development Costs

	Constant Prices and Costs	Forecast Prices and Costs		
Year	Proved (MM$)	Proved (MM$)	Proved Plus Probable (MM$)	Proved Plus Probable Plus Possible (MM$)
2004	-	-	11	11
2005	-	-	9	9
2006	-	-	144	142
2007	-	-	53	130
2008	-	-	165	183
2009	-	-	199	199
2010	-	-	28	138
2011	-	-	-	75
2012	-	-	33	-
2013	-	-	50	77
2014	-	-	85	96
2015	-	-	-	104
Subtotal	-	-	777	1,164
Remainder	-	-	407	726
Total Undiscounted	-	-	**1,184**	**1,888**
Total Discounted at 10%	-	-	**562**	**800**

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.1 Oil and Gas Properties

A summary description of Deer Creek's properties is set out below. References to gross volumes refer to total production. References to net volumes refer to Deer Creek's working interest share before the deduction of royalties payable to others.

Joslyn Project

Deer Creek owns an 84 percent working interest in and is the operator of over 51,981 [43,664 net] acres in Oil Sands Lease 24 and Permit 70. The Joslyn Project is located in the Athabasca region northwest of Fort McMurray, Alberta, Canada. Deer Creek acquired its initial interest in this area in March, 1998. In August, 2002, the Company sold 16 percent of its total interest in the Joslyn Project to EnerMark Inc.

Deer Creek has both mining and Steam Assisted Gravity Drainage ("SAGD") assets on the Joslyn Project. The Company is advancing the Joslyn Project on a disciplined, staged growth plan. All activities are related to the development and construction of oil sands operations on the properties. The SAGD program will recover heavy oil from the McMurray formation through the use of steam and horizontal well pairs that are drilled from surface well pads. The mining program assumes the use of conventional truck and shovel mining techniques and warm water extraction currently utilized by other oil sands operators.

For the year ended December 31, 2003, the Company did not have any production as it is currently in the development phase.

The Company's SAGD program encompasses three phases of SAGD development bringing total production to 40,000 (33,600 net) barrels of oil per day. During the year ended

December 31, 2003, Deer Creek drilled its initial well pair (.84 net) for Phase I with a horizontal length of approximately 600 metres. First oil is expected in the second half of 2004 reaching full production of 600 (504 net) barrels of oil per day in 2005.

Deer Creek's next SAGD phase of development is currently awaiting regulatory approval. The Company plans to drill an initial 17 (14.3 net) SAGD well pairs for this phase.

The Company's mining program proposes development in four 50,000 (42,000 net) barrels of oil per day stages over 10 years commencing in 2011.

For the year ended December 31, 2003, the Company drilled 95 (79.8 net) core-holes and 14 (11.8 net) utility wells.

Item 6.2 Unproved Properties

The unproved property holding of Deer Creek as at December 31, 2003 are set forth in the following table:

	Unproved	
	Gross Acres	Net Acres
Alberta	51,981	43,664

Item 6.3 Forward Contracts

The Company currently has no production and hence there are no forward contracts or hedging activity to report.

Item 6.4 Additional Information Concerning Abandonment and Reclamation Costs

Future well abandonment and reclamation costs are included in the GLJ economic forecasts as deductions in arriving at future net revenue. Expected future abandonment costs related to facilities, pipelines and site reclamation have been excluded from the economic forecasts.

Item 6.5 Tax Horizon

Based on after tax economic forecasts prepared by GLJ, which exclude certain items impacting income taxes payable (e.g. exploration and seismic, and land or property acquisition costs), income taxes are payable by the Company beginning in 2011.

Item 6.6 Costs Incurred

The following table summarizes Deer Creek's exploration and development costs for the year ended December 31, 2003.

	Exploration Costs	Development Costs
Total (M$)	6,179	13,564

Item 6.7 Explorations and Development Activities

For the year ended December 31, 2003, the Company drilled 95 (79.8 net) core-holes and 14 (11.8 net) utility wells.

The Company drilled its initial heavy oil well pair (0.84 net) for Phase I during the year. As at December 31, 2003 the wells had not been completed and were not producing.

Item 6.8 Production Estimates

The Company currently has no production and hence there is no first year production to report.

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Deer Creek Energy Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves and resources data as at January 1, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at January 1, 2004, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2003, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation/ Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (million) (before income taxes, 10% discount rate)			
		Audited	Evaluated	Reviewed	Total
March 16, 2004	Canada	$0	$191.8	$0	$191.8

5. In our opinion, the reserves and resources data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.
6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.
7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada Dated March 23, 2004

ORIGINALLY SIGNED BY

Dana B. Laustsen, P. Eng.

DEER CREEK ENERGY LIMITED
FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). This form does not apply in British Columbia.

1. Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

2. The report referred to in item 3 of section 2.1 of NI 51-101 shall in all material respects be as follows:

Report of Management and Directors
On Reserves Data and Other Information

Management of Deer Creek Energy Limited ("the Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future new revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below and will be filed with securities regulatory authorities concurrently with this report.

The Technical Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator.

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation.

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Technical Committee approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) *Glen C. Schmidt*
Glen C. Schmidt, President and Chief Executive Officer

(signed) *Gary Purcell*
Gary Purcell, Vice President, Business Development

(signed) *S. Barry Jackson*
S. Barry Jackson, Chairman and Director

(signed) *John Clarkson*
John Clarkson, Director

March 25, 2004

APPENDIX "B"

DEER CREEK ENERGY LIMITED

BY-LAW NO. 1

BY-LAW NO. 1
A by-law relating generally to the conduct of the business and affairs of
DEER CREEK ENERGY LIMITED
(hereinafter called the "Corporation").

1. INTERPRETATION

(a) Definitions: In this by-law, unless otherwise defined or the context otherwise requires:

(i) "Act" means the *Business Corporations Act* (Alberta), as from time to time amended, and every statute that may be substituted therefor;

(ii) "Articles" means, as the case may require, the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution or articles of revival of the Corporation, as from time to time amended;

(iii) "Directors" means the directors of the Corporation;

(iv) "By-Laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(v) "Meeting of Shareholders" includes an annual or other general meeting of Shareholders and a meeting of any class or classes of Shareholders;

(vi) "Shareholder" means a shareholder of the Corporation; and

(vii) "Chief Executive Officer" means the President or, if the Corporation does not have a President or if the office of President is vacant, the officer of the Corporation holding the paramount office.

(b) Number, Gender: In this by-law, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders.

2. DIRECTORS

(a) Number of Directors: Where the Articles specify a variable number of Directors, the number of Directors (not being less than the minimum nor more than the maximum specified by the Articles) shall be determined from time to time by the Shareholders by ordinary resolution.

(b) Borrowing Power of Directors: Without limiting the powers of the Directors as set forth in the Act but subject to the Articles, the Directors may from time to time on behalf of the Corporation without authorization of the Shareholders:

(i) borrow money upon the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv) mortgage, hypothecate, pledge or otherwise create an interest in all or any currently owned or subsequently acquired property of the Corporation, to secure payment of a debt or performance of any other obligation of the Corporation.

(c) Delegation: Subject to the Articles, the Directors may from time to time, by resolution, delegate to a committee of Directors, a single Director or an officer of the Corporation all or any of the powers conferred on the Directors by the preceding section of this by-law or by the Act.

(d) Power to Adopt Seal and Authorize Use: The Directors may by resolution adopt a seal for the Corporation and authorize persons to affix the seal and to attest by their signatures that the seal was duly affixed.

(e) Directors Power to Issue Shares: Subject to the Articles, the Directors may by resolution issue shares of the Corporation at such times, to such persons and, subject to the Act, for such consideration as the Directors may from time to time determine.

(f) Directors Power to Make, Amend or Repeal By-Laws: Subject to the Articles, the Directors may by resolution make, amend or repeal any by-laws that regulate the business or affairs of the Corporation.

(g) Directors Power to Appoint Officers: Subject to the Articles:

(i) the Directors may designate the offices of the Corporation, appoint as officers individuals of full capacity who may but need not be Directors of the Corporation, specify their duties and, except where delegation is prohibited by the Act, delegate to them powers to manage the business and affairs of the Corporation;

(ii) a Director may be appointed to any office of the Corporation; and

(iii) two (2) or more offices of the Corporation may be held by the same person.

(h) Directors Power to Fix Remuneration of Directors, Officers and Employees: Subject to the Articles, the Directors may fix the remuneration of the Directors and of the officers and employees of the Corporation.

(i) Directors Meetings

(i) Convening Meeting: Any Director may convene a meeting of Directors.

(ii) Notice of Meeting of Directors: At least twenty (24) hours notice (inclusive of the day on which the notice is communicated, or deemed to be communicated and the day of the meeting) shall be given of a meeting of the Directors and the notice shall specify the place, the day and the hour of the meeting. Except where required by the Act, the notice need not specify the purpose of the meeting or the business to be transacted thereat.

(iii) Notice of Adjourned Meeting of Directors: If a meeting of the Directors is adjourned by one or more adjournments, it is not necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment, if:

(1) all of the Directors are present at the time of the announcement; or

(2) those Directors who were not present at the time of the announcement attend the adjourned meeting and participate in the meeting;

but in all other cases notice of the adjourned meeting shall be given as if it were a new meeting provided that if the adjournment is for a period of time which makes it impossible or impracticable to give twenty four (24) hours' notice, the notice shall be deemed to have been properly given if transmitted on the next business day following the adjournment.

(iv) Manner of Transmitting Notices: Notice of a meeting of the Directors may be given and any other communication required to be made may be given or made to a Director either:

(1) in writing:

(1) by first class mail, postage prepaid addressed to the Director at the Director's latest address as shown in the records of the Corporation;

(2) by delivery to the Director's latest address as shown in the records of the Corporation and leaving the notice in the custody of any adult person found there, placing it in a mail receptacle at that address or affixing it to a door or placing it in some other place at that address where the notice or communication is likely to be found;

(3) by personally serving it upon the Director; or

(4) by any electronic device capable of transmitting a printed message directed to the Director at a place where the Director has access to a device capable of receiving the message;

(2) verbally, whether by means of a telephone or otherwise.

All notices or other communications given or made in writing in accordance with the foregoing shall be deemed to have been communicated:

(3) if given or made by mail, at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the Director did not receive the notice or communication at that time, or at all;

(4) if delivered or personally served, on the day that it was delivered or served; and

(v) Place of Meetings of Directors: Subject to the Articles, meetings of the Directors may be held at any place in Alberta or at any place outside Alberta if all Directors entitled to attend and vote at the meeting either participate in the meeting or consent verbally or otherwise to the meeting being held at that place outside Alberta.

(vi) Chairman of Meetings of Directors or Committee of Directors: Unless and until the Directors have elected a Chairman of the Board, the Chief Executive Officer shall act as chairman of all meetings of the Directors but if the chairman or the Chief Executive Officer, as the case may be, is absent or refuses to act as chairman, the Directors in attendance shall by a vote of the majority of them elect some other person present at the meeting, whether a Director or not, to act as chairman of the meeting.

(vii) Secretary of Meetings of Directors: The chairman may appoint a Director to act as secretary of a meeting of Directors. In the absence of such appointment, the chairman shall also act as secretary of the meeting.

(viii) Quorum of Directors: Subject to the Articles, a majority of Directors then in office constitute a quorum at any meeting of Directors.

(ix) Participation by Telephone: A Director may participate in a meeting of Directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

(x) Resolution by Majority: Subject to the Articles, every resolution submitted to a meeting of Directors shall be decided by a vote of a majority of the Directors participating in the meeting and the declaration of the chairman of the meeting on the result of the vote shall be final. In case of an equality of votes, the Chairman shall not have a casting vote.

(j) Meetings of Committee of Directors: The provisions of the preceding section of this by-law shall apply equally to a committee of Directors but when applying those provisions to a committee of Directors, the phrase "meeting of Directors" shall mean "meeting of a committee of Directors" and the word "Director" shall mean "member of a committee of Directors".

(k) Written Resolution in Lieu of Meeting: Subject to the Articles, a resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of Directors or committee of Directors is as valid as if it had been passed at a meeting of Directors or committee of Directors. A resolution in writing may be signed in any number of counterparts which together shall be construed as a single instrument. A resolution in writing shall take effect on the date when it is expressed to be effective notwithstanding that the effective date is before or after the date on which it was signed by the directors or any of them. A resolution in writing transmitted by telegraph, telex, facsimile or other device capable of transmitting a printed message and purporting to be sent by a director shall be valid as a counterpart of a resolution in writing of the Directors.

(l) Indemnification of Directors and Officers: The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate (hereinafter called "the other body corporate") of which the Corporation is or was a shareholder or a creditor, and their respective heirs and legal representatives (hereinafter collectively called "the Indemnified Party") to the maximum extent permitted by the Act. Without restricting the scope of the foregoing indemnity, the Corporation shall indemnify the Indemnified Party as follows:

(i) Actions by Third Parties: Except in respect of actions by or on behalf of the Corporation or the other body corporate to procure a judgment in its favour, the Corporation shall indemnify the Indemnified Party against all costs, charges and expenses, including all amounts paid to settle any action or satisfy any judgment, reasonably incurred by the Indemnified Party in respect of any civil, criminal or administrative action or proceeding, to which the Indemnified Party is made a party by reason of being or having been a director or officer of the Corporation or a director or officer of the other body corporate, if:

(1) the Indemnified Party acted honestly and in good faith with a view to the best interests of the Corporation, and

(2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party's conduct was lawful.

(ii) Actions by or on behalf of the Corporation or other body corporate: Subject to obtaining approval of the Court Of Queen's Bench of Alberta, the Corporation shall indemnify the Indemnified Party against all costs, charges and expenses reasonably incurred by the Indemnified Party in respect of any action by or on behalf of the Corporation or the other body corporate to procure a judgment in its favour, to which the Indemnified Party is made a party by reason of being or having been a director or

officer of the Corporation or a director or officer of the other body corporate if:

(1) the Indemnified Party acted honestly and in good faith with a view to the best interests of the Corporation, and

(2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party's conduct was lawful.

The Corporation shall make application for and use its best efforts to obtain such approval from the Court Of Queen's Bench Of Alberta.

(iii) Additional Indemnity: Notwithstanding anything set forth herein, the Corporation shall indemnify the Indemnified Party against all costs, charges and expenses reasonably incurred by the Indemnified Party in connection with the defence of any civil, criminal or administrative action or proceeding, to which the Indemnified Party is made a party by reason of being or having been a director or officer of the Corporation or a director or officer of the other body corporate if:

(1) the Indemnified Party is substantially successful on the merits in the Indemnified Party's defence of the action or proceeding;

(2) the Indemnified Party acted honestly and in good faith with a view to the best interests of the Corporation;

(3) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party's conduct was lawful; and

(4) the Indemnified Party is fairly and reasonably entitled to indemnity.

An Indemnified Party shall be entitled to enforce the foregoing indemnity against the Corporation as fully as if the Corporation and the Indemnified Party had entered into an agreement containing a like indemnity in favour of the Indemnified Party.

3. SHAREHOLDERS' MEETINGS

(a) Chairman at Meeting of Shareholders: The chairman of any Meeting of Shareholders shall be the first mentioned of the following officers as has been appointed and is present at the meeting:

Chairman of the Board
Vice-Chairman of the Board

President
Executive Vice President

If no such officer is present at the meeting, or if all such officers refuse to act as chairman, the Shareholders in attendance shall elect some other person in attendance at the meeting, who need not be a Shareholder, to act as chairman of the meeting.

(b) Place of Shareholders' Meetings: Subject to the Articles and the provisions of the Act permitting a Meeting of Shareholders to be held outside Alberta, a Meeting of Shareholders shall be held at the place in Alberta determined by the Directors.

(c) Participation in Meeting by Telephone: A Shareholder or any other person entitled to attend a Meeting of Shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

(d) Notice of Adjourned Meeting: If a Meeting of Shareholders is adjourned by one or more adjournments for an aggregate of less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the time of the adjournment.

(e) Quorum of Shareholders: The holder or holders of five percent (5%) of the shares entitled to vote at a Meeting of Shareholders present in person or represented by proxy shall constitute a quorum, irrespective of the number of persons actually present at the meeting.

(f) Loss of Quorum During Meeting: If a quorum is present at the opening of a Meeting of Shareholders, the Shareholders present may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

(g) Voting Jointly Held Shares: If two (2) or more persons hold shares of the Corporation jointly, one of those holders present at a Meeting of Shareholders may, in the absence of the others, vote the shares but if two (2) or more of those persons who are present in person or by proxy vote, they shall vote as one on the shares jointly held by them.

(h) Voting: Voting at a Meeting of Shareholders shall be by show of hands except where a vote by ballot is demanded by a Shareholder or a proxyholder entitled to vote at the meeting. If a ballot is demanded on the election of a chairman or on a question of adjournment, it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner and at such time as the chairman may direct. If a vote by ballot is demanded at a meeting in which a Shareholder, or other person entitled to attend and vote at the meeting, is participating by telephone or other communication facilities, such Shareholder or other person may verbally appoint some person present at the meeting to cast a ballot on his behalf and a ballot so cast shall be valid as if it were personally cast by the Shareholder or other person so participating.

(i) Resolution by Majority: Subject to the Act every resolution submitted to a Meeting of Shareholders shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman shall not have a casting vote.

(j) Written Resolution in Lieu of Meeting: Subject to the Articles, a resolution in writing signed by all the Shareholders entitled to vote on that resolution at a meeting of Shareholders is as valid as if it had been passed at a meeting of Shareholders. A resolution in writing may be signed in any number of counterparts which together shall be construed as a single instrument. A resolution in writing shall take effect on the date when it is expressed to be effective notwithstanding that the effective date is before or after the date on which it was signed by the Shareholders or any of them. A resolution in writing transmitted by telegraph, telex, facsimile or other device capable of transmitting a printed message and purporting to be sent by a Shareholder shall be valid as a counterpart of a resolution in writing of the Shareholder.

4. VOTING RIGHTS IN OTHER CORPORATIONS ETC.

Subject to any contrary direction by the directors of the Corporation, the persons authorized to affix the seal of the Corporation may from time to time appoint persons to exercise voting rights held by the Corporation and may direct the manner in which such voting rights shall be exercised and for such purpose they may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of authority as they deem appropriate.

5. SHARES AND SHARE CERTIFICATES

(a) Allotment: Subject to the Articles, the Board may from time to time allot, or grant options to purchase, and issue the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

(b) Commissions: The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for shares of the Corporation.

(c) Non-Recognition of Trusts: Subject to the provisions of the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

(d) Share Certificates: Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgment of his right to obtain a share certificate, stating the name of the

person to whom the certificate or acknowledgment was issued, and the number and class or series shares held by him as shown on the securities register. The Corporation may charge a fee of not more than $3.00 for a share certificate issued in respect of a transfer. Share certificates and acknowledgments of a shareholder's right to a share certificate, shall, subject to the Act, be in such form as the Board shall from time to time approve. Any share certificate shall be signed by any number of signing officers as the Board may determine and need not be under the corporate seal, provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of a sole signing officer or two signing officers, as the case may be, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

(e) Replacement of Share Certificates: The Board or any officer or agent designated by the Board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00 or such greater amount as may be allowed by the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

(f) Joint Shareholders: If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

(g) Fractional Shares: The Corporation may issue a certificate for a fractional share or may issue in its place as may be determined by the Board, scrip certificates in a form that entitles the holder to receive a certificate for a full share by exchanging scrip certificates aggregating a full share. The Directors may attach conditions to any scrip certificates including that the scrip certificates become void if they are not exchanged for a share certificate representing a full share by a specified date, and that any shares for which those scrip certificates are exchangeable may, notwithstanding any pre-emptive right, be issued by the Corporation to any person and the proceeds of those shares distributed rateable to holders of the scrip certificates.

(h) Transfer and Transmission of Shares: Shares of the Corporation may be transferred in the form of a transfer of endorsement endorsed on the certificates issued for the shares of the Corporation or in any form of transfer which may be approved by the Board.

(i) Registration of Transfer: Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board.

(j) The Corporation may treat a person as a registered shareholder entitled to exercise all rights of the shareholder he represents if that person produces to the Board such evidence as may be reasonably required that he is the executor, administrator, heir or legal representative of the heirs of the estate of a deceased shareholder, a guardian committee, trustee, curator or tutor representing a registered shareholder.

(k) The Corporation is not required to enquire into the existence of, or see the performance or observance of, any duty owed to a third person by a registered holder of any of its shares or by anyone whom it treats, subject to the Act, as the owner or registered holder of the shares.

APPROVED BY THE BOARD OF DIRECTORS the **[20th]** day of April, 2004.

____
Secretary

CONFIRMED BY THE SHAREHOLDERS OF THE CORPORATION the _______ day of ______________, 2004.

____
Secretary

APPENDIX "C"

DEER CREEK ENERGY LIMITED

AMENDED AND RESTATED
STOCK OPTION PLAN

April 21, 2004

TABLE OF CONTENTS

DEER CREEK ENERGY LIMITED

AMENDED AND RESTATED STOCK OPTION PLAN

(Approved by the board of directors of Deer Creek Energy Limited on April 21, 2004.)

1. The Plan

A stock option plan (the "**Plan**") pursuant to which options to purchase common shares ("**Shares**") of Deer Creek Energy Limited (the "**Corporation**") may be granted to the directors, officers, employees of, or providers of services to, the Corporation and its subsidiaries is hereby established on the terms and conditions herein set forth.

2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees of, or providers of services to, the Corporation and its subsidiaries to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "**Board**").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the sole authority and discretion to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and the exercise of Options granted hereunder; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term "**Board**" shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this section 3.

(d) An option to acquire Shares granted hereunder ("**Option**") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve.

4. Shares Subject to Plan

(a) Subject to section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(b) The aggregate number of Shares reserved for issuance under this Plan, and under the Corporation's prior stock option plan dated February 22, 2002 (the "**Prior Plan**"), or any other stock option plan of the Corporation, shall be fixed at (i) if the Shares are not posted and listed for trading on a stock exchange, then an amount determined by the Board from time to time or (ii) if the Shares are posted and listed for trading on a stock exchange, then • [*being a specified maximum amount to be determined immediately prior to the date the Shares commence trading on the stock exchange equal to the number obtained by multiplying (A) 8% by (B) the total issued and outstanding Shares on the date the Shares commence trading on such exchange*]. This prescribed maximum pursuant to (ii) above may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges.

(c) If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. Eligibility and Participation

(a) The Board may, in its discretion, select any directors, officers or employees of, or providers of services to, the Corporation or subsidiaries of the Corporation to participate in this Plan. Only persons who provide services to the Corporation of an ongoing or recurring nature shall be entitled to be granted Options. (Any person having been selected for participation in this Plan by the Board is herein referred to as a "**Participant**").

(b) The Board may from time to time, in its discretion, grant an Option to any Participant, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations not inconsistent with this Plan as the Board may determine, provided that Options granted to any Participant shall be

approved by the shareholders of the Corporation if the rules of any stock exchange or exchanges on which the Shares are listed require such approval.

(c) The number of Shares reserved for issuance pursuant to Options granted to insiders (as that term is defined by the *Securities Act* (Ontario)) of the Corporation ("**Insider**") under this Plan, the Prior Plan and any other stock option plan of the Corporation, shall not exceed 10% of the total number of issued and outstanding Shares.

(d) The number of Shares issued to Insiders under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed 10% of the total number of issued and outstanding Shares.

(e) The number of Shares issued to any one Insider and such Insider's associates (as that term is defined by the *Securities Act* (Ontario)) under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed 5% of the total number of issued and outstanding Shares at the time of the contemplated issuance.

(f) The aggregate number of Shares reserved for issuance pursuant to Options granted to non-employee directors of the Corporation under this Plan shall never exceed 1% of the total number of issued and outstanding Shares at the time of the contemplated grant.

7. Exercise Price

Options may be exercised at a price (the "**Exercise Price**") that shall be fixed by the Board at the time that the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market price. The market price shall be the closing price of the Shares on the Toronto Stock Exchange (or if the Shares are not listed on such exchange, on the stock exchange on which the Shares are traded) on the first day preceding the date of grant on which at least one board lot of Shares is traded.

8. Number of Optioned Shares

The number of Shares that may be acquired under an Option (the "**Optioned Shares**") granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed 5% of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

9. Term

The period during which an Option may be exercised (the "**Option Period**") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that:

(a) no Option shall be exercisable for a period exceeding seven (7) years from the date the Option is granted;

(b) the Option Period shall be automatically reduced in accordance with sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c) no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

10. Method of Exercise of Option

(a) Except as set forth in sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof.

(b) Subject to the other provisions of the Plan and any vesting limitations imposed by the Board at the time of grant, an Option may be exercised, in whole or in part, at any time or from time to time, by the Participant giving written notice to the Corporation specifying the number of Optioned Shares with respect to which the Option is being exercised, which notice shall be accompanied by payment in full of the Exercise Price for the Optioned Shares with respect to which the Option is being exercised.

(c) A Participant shall not be obligated to purchase and pay for any Optioned Shares except those Optioned Shares in respect of which the Participant shall have exercised the Option pursuant to paragraph 10(b) above.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Shares with respect to which the Option has been exercised, such Shares to be issued as fully paid and non-assessable Shares.

(e) The Corporation shall not make loans to Participants in order to allow Participants to pay for any Optioned Shares.

11. Ceasing to be a Director, Officer, Employee or Provider of Services

Subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, if any Participant who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement, his or her Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on

the earlier of the date of the expiration of the Option Period and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof as to the then vested portion thereof (the "**Termination Date**"). During the 90 day period, the Option, or portion thereof, shall be exercisable only to the extent that the Participant was entitled to exercise the Option as at the Termination Date. For greater certainty, the Termination Date shall be the date that the Participant is actually terminated as a director, officer or employee of the Corporation or a subsidiary thereof, and shall be without regard to any notice period arising from the Participant ceasing to hold the position of director, officer or employee. In the case of a provider of service, the Termination Date shall be the date the contract terminates or is terminated by the Corporation.

Notwithstanding the foregoing, subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, if any Participant who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than voluntary resignation or being dismissed by the Corporation or a subsidiary thereof for cause, the Options of the Participant, to the extent that the Participant was entitled to exercise them at the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, shall continue to be exercisable until the earlier of (i) the expiry of the Option Period; (ii) if on the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, the Optioned Shares are listed for trading on a recognized stock exchange and are freely tradable (ie. free of escrow or statutory resale restrictions) on such exchange, ninety (90) days following the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof; and (iii) if on the date of so ceasing to be director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, the Optioned Shares are not listed for trading or are not freely tradable, ninety (90) days following the later of (x) the date on which such shares are listed for trading on a recognized stock exchange, and (y) the date that such shares become freely tradable on such exchange, and all Options that are not exercisable at the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, shall expire.

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee of, or provider of services to, the Corporation or subsidiary, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be.

12. Death, Permanent Disability or Normal Retirement of a Participant

Subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, in the event of the death, permanent disability or normal retirement of a Participant, any Option previously granted to him or her shall be exercisable until the earlier of the expiration of the Option Period or on the date that is 12 months after the date of

death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b) to the extent that he or she was entitled to exercise the Option as at the date of his or her death or permanent disability.

In the case of normal retirement, Options that would have vested in the year following retirement will accelerate, such that they vest upon normal retirement.

13. Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14. Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. Adjustments

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option.

(b) In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(c) Adjustments under this section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment, but in lieu of any such fractional share, a Participant shall be entitled to purchase a whole Share.

16. Change of Control

Notwithstanding any other provision hereof, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, then the Participant shall be entitled to exercise in full or in part any unexercised Options previously granted hereunder, whether vested or not, until the earlier of the expiration of the Option Period and the expiration of ninety (90) days after the date of closing the sale by the Corporation of all or substantially all of its assets or the transaction causing a change of control of the Corporation. Upon the expiration of such ninety (90) day period, all rights of the Participant to exercise an Option (to the extent not theretofore exercised) shall terminate and cease to have any further force or effect whatsoever.

For the purpose of this Plan, change of control of the Corporation means:

(a) the acceptance by the holders of Shares of the Corporation, representing in the aggregate, fifty (50%) percent or more of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of the Board of Directors of the resulting corporation following such effective date;

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) fifty (50%) percent or more of the combined voting rights of the Corporation's then outstanding Shares;

(c) the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of the Board of Directors of the resulting corporation following such effective date; or

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the

Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement).

17. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18. Amendment and Termination

(a) The Board may, at any time, suspend or terminate this Plan.

(b) Subject to paragraphs 18 (c) and (d) below, the Board may also at any time amend or revise the terms of this Plan or any Options, subject to necessary regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under this Plan without such Participant's consent. The Participants shall be advised by the Corporation of any such amendments, modifications or revisions unless the amendment, modification or revision is immaterial or non-substantive.

(c) Any material amendment to this Plan (including an increase in the maximum number of Shares issuable hereunder) shall be approved by a majority of the votes cast at a meeting of the holders of the Shares.

(d) Any material amendment to an Option held by an Insider, including a change in the exercise price or expiry date, must be approved by a majority of the votes cast at a meeting of the holders of the Shares, excluding the votes attached to Shares beneficially owned by such Insider. For the purposes of this paragraph 18(d), the cancellation of an Option prior to its expiry date in conjunction with the granting of an Option to the same Insider on different terms shall be considered to be a material amendment to an Option.

19. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

20. Stock Exchange Rules

The Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21. Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at the Office of the President in Calgary, Alberta; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23. Transition

No additional stock options may be granted pursuant to the Prior Plan on or after April 21, 2004. Stock options granted pursuant to the Prior Plan that are outstanding on April 21, 2004 shall be governed by this Plan unless the Prior Plan provides any benefit to a Participant in which case those beneficial provisions of the Prior Plan will continue for the benefit of the Participant.

24. Gender

Words used herein importing gender shall include all genders.

25. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

APPENDIX "D"

DEER CREEK ENERGY LIMITED

AMENDED AND RESTATED
PERFORMANCE SHARE UNIT PLAN

April 21, 2004

TABLE OF CONTENTS

DEER CREEK ENERGY LIMITED

AMENDED AND RESTATED PERFORMANCE SHARE UNIT PLAN

(Approved by the board of directors of Deer Creek Energy Limited on April 21, 2004.)

1. The Plan

A performance share unit plan (the "**Plan**") pursuant to which units to purchase common shares ("**Shares**") of Deer Creek Energy Limited (the "**Corporation**") may be granted to the directors, officers, employees of, or providers of services to, the Corporation and its subsidiaries is hereby established on the terms and conditions herein set forth.

2. Purpose

(a) The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees of, or providers of services to, the Corporation and its subsidiaries to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation. In addition, the objectives of this Plan is to conserve the cash reserves of the Corporation by providing equity incentives to the Participants (as hereinafter defined) that would otherwise be payable by the Corporation in cash.

(b) Without limiting the generality of the foregoing, Units may be granted pursuant to this Plan for any of the following purposes: (i) in accordance with the compensation and bonus plans and compensation arrangements of the Corporation; (ii) to enable the Corporation to attract key employees by issuing Units; or (iii) in lieu of cash payments for selected consulting or contract services.

3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "**Board**").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Units (as hereinafter defined), all on such terms (which may vary between Units granted from time to time) as it shall determine. In addition, the Board shall have the sole authority and discretion to: (i) construe and interpret this Plan and all agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and the exercise of Units granted hereunder; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all

Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term "**Board**" shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this section 3.

(d) A right to acquire Shares granted hereunder ("**Units**") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom a Unit is granted, which agreement shall be in such form as the Board shall approve.

4. Shares Subject to Plan

(a) Subject to section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(b) The aggregate number of Shares reserved for issuance under this Plan, and under the Corporation's prior stock rights plan dated February 22, 2002 (the "**Prior Plan**") shall be fixed at (i) if the Shares are not posted and listed for trading on a stock exchange, then an amount determined by the Board from time to time or (ii) if the Shares are posted and listed for trading on a stock exchange, then • [*being a specified maximum amount to be determined immediately prior to the date the Shares commence trading on the stock exchange equal to the number obtained by multiplying (A) 2% by (B) the total issued and outstanding Shares on the date the Shares commence trading on such exchange*]. This prescribed maximum pursuant to (ii) above may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges.

(c) If any Unit granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Unit relates shall be available for the purposes of the granting of Units under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. Eligibility and Participation

(a) The Board may, in its discretion, select any directors, officers or employees of, or providers of services to, the Corporation or subsidiaries of the Corporation to participate in this Plan. Only persons who provide services to the Corporation of an ongoing or recurring nature shall be entitled to be granted Units. (Any person having been selected for participation in this Plan by the Board is herein referred to as a "**Participant**").

(b) The Board may from time to time, in its discretion, grant a Unit to any Participant, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations not inconsistent with this Plan as the Board may determine, provided that Units granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange or exchanges on which the Shares are listed require such approval.

(c) The number of Shares reserved for issuance pursuant to Units granted to insiders (as that term is defined by the *Securities Act* (Ontario)) of the Corporation ("**Insider**") under this Plan and the Prior Plan of the Corporation, shall not exceed 10% of the total number of issued and outstanding Shares.

(d) The number of Shares issued to Insiders under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed 10% of the total number of issued and outstanding Shares.

(e) The number of Shares issued to any one Insider and such Insider's associates (as that term is defined by the *Securities Act* (Ontario)) under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed 5% of the total number of issued and outstanding Shares at the time of the contemplated issuance.

(f) The aggregate number of Shares reserved for issuance pursuant to Units granted to non-employee directors of the Corporation under this Plan shall never exceed .25% of the total number of issued and outstanding Shares at the time of the contemplated grant.

7. Exercise Price

Units shall be exercised at a price (the "**Exercise Price**") equal to $0.01 per unit.

8. Number of Unit Shares

The number of Shares that may be acquired under a Unit (the "**Unit Shares**") granted to a Participant shall be determined by the Board as at the time the Unit is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed 5% of the total number of issued and outstanding Shares (calculated on a non-diluted basis). The number of Units granted to a Participant shall be based on the cash amount that would otherwise be payable by the Corporation to a Participant

and the closing price of the Shares on the Toronto Stock Exchange (or if the Shares are not listed on such exchange, or the stock exchange on which the Shares are traded) on the first day preceding the date of grant on which at least one board lot of Shares is traded.

9. Term

The period during which a Unit may be exercised (the "**Unit Period**") shall be determined by the Board at the time the Unit is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Unit is granted, provided that:

(a) no Unit shall be exercisable for a period exceeding seven (7) years from the date the Unit is granted;

(b) the Unit Period shall be automatically reduced in accordance with sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c) no Unit in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Unit has been approved by the shareholders of the Corporation.

10. Method of Exercise of Units

(a) Except as set forth in sections 11 and 12 below or as otherwise determined by the Board, no Unit may be exercised unless the holder of such Units is, at the time the Unit is exercised, a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof.

(b) Subject to the other provisions of the Plan and any vesting limitations imposed by the Board at the time of grant, a Unit may be exercised, in whole or in part, at any time or from time to time, by the Participant giving written notice to the Corporation specifying the number of Unit Shares with respect to which the Unit is being exercised, which notice shall be accompanied by payment in full of the Exercise Price for the Unit Shares with respect to which the Unit is being exercised.

(c) A Participant shall not be obligated to purchase and pay for any Unit Shares except those Unit Shares in respect of which the Participant shall have exercised the Unit pursuant to paragraph 10(b) above.

(d) Upon the exercise of a Unit as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Shares with respect to which the Unit has been exercised, such Shares to be issued as fully paid and non-assessable Shares.

11. Ceasing to be a Director, Officer, Employee or Provider of Services

Subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, if any Participant who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement, his or her Unit will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Unit Period and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof as to the then vested portion thereof (the "**Termination Date**"). During the 90 day period, the Unit, or portion thereof, shall be exercisable only to the extent that the Participant was entitled to exercise the Unit as at the Termination Date. For greater certainty, the Termination Date shall be the date that the Participant is actually terminated as a director, officer or employee of the Corporation or a subsidiary thereof, and shall be without regard to any notice period arising from the Participant ceasing to hold the position of director, officer or employee. In the case of a provider of service, the Termination Date shall be the date the contract terminates or is terminated by the Corporation.

Notwithstanding the foregoing, subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, if any Participant who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than voluntary resignation or being dismissed by the Corporation or a subsidiary thereof for cause, the Units of the Participant, to the extent that the Participant was entitled to exercise them at the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, shall continue to be exercisable until the earlier of (i) the expiry of the Unit Period; (ii) if on the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, the Unit Shares are listed for trading on a recognized stock exchange and are freely tradable (ie. free of escrow or statutory resale restrictions) on such exchange, ninety (90) days following the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof; and (iii) if on the date of so ceasing to be director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, the Unit Shares are not listed for trading or are not freely tradable, ninety (90) days following the later of (x) the date on which such shares are listed for trading on a recognized stock exchange, and (y) the date that such shares become freely tradable on such exchange, and all Units that are not exercisable at the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, shall expire.

Neither the selection of any person as a Participant nor the granting of a Unit to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee of, or provider of services to, the Corporation or subsidiary, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be.

12. Death, Permanent Disability or Normal Retirement of a Participant

Subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, in the event of the death, permanent disability or normal retirement of a Participant, any Unit previously granted to him or her shall be exercisable until the earlier of the expiration of the Unit Period or on the date that is 12 months after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under the Unit shall pass by the Participant's will or applicable law; and

(b) to the extent that he or she was entitled to exercise the Unit as at the date of his or her death or permanent disability.

In the case of normal retirement, rights that would have vested in the year following retirement will accelerate, such that they vest upon normal retirement.

13. Rights of Participants

No person entitled to exercise any Unit granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Unit until such Shares have been paid for in full and issued to such person.

14. Proceeds from Exercise of Units

The proceeds from any sale of Shares issued upon the exercise of Units shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. Adjustments

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Unit granted prior to such event without any change in the total price applicable to the unexercised portion of the Unit, but with a corresponding adjustment in the price for each Share covered by the Unit.

(b) In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Units outstanding under this Plan and to prevent their dilution or enlargement.

(c) Adjustments under this section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this

Plan on any such adjustment, but in lieu of any such fractional share, a Participant shall be entitled to purchase a whole Share.

16. Change of Control

Notwithstanding any other provision hereof, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, then the Participant shall be entitled to exercise in full or in part any unexercised Units previously granted hereunder, whether vested or not, until the earlier of the expiration of the Unit Period and the expiration of ninety (90) days after the date of closing the sale by the Corporation of all or substantially all of its assets or the transaction causing a change of control of the Corporation. Upon the expiration of such ninety (90) day period, all rights of the Participant to exercise a Unit (to the extent not theretofore exercised) shall terminate and cease to have any further force or effect whatsoever.

For the purpose of this Plan, change of control of the Corporation means:

(a) the acceptance by the holders of Shares of the Corporation, representing in the aggregate, fifty (50%) percent or more of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of the Board of Directors of the resulting corporation following such effective date;

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) fifty (50%) percent or more of the combined voting rights of the Corporation's then outstanding Shares;

(c) the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of the Board of Directors of the resulting corporation following such effective date; or

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-

up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement).

17. Transferability

All benefits, rights and Units accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant, any Units granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Unit pass by the Participant's will or applicable law.

18. Amendment and Termination

(a) The Board may, at any time, suspend or terminate this Plan.

(b) Subject to paragraphs 18 (c) and (d) below, the Board may also at any time amend or revise the terms of this Plan or any Units, subject to necessary regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Units theretofore granted under this Plan without such Participant's consent. The Participants shall be advised by the Corporation of any such amendments, modifications or revisions unless the amendment, modification or revision is immaterial or non-substantive.

(c) Any material amendment to this Plan (including an increase in the maximum number of Shares issuable hereunder) shall be approved by a majority of the votes cast at a meeting of the holders of the Shares.

(d) Any material amendment to a Unit held by an Insider, including a change in the expiry date, must be approved by a majority of the votes cast at a meeting of the holders of the Shares, excluding the votes attached to Shares beneficially owned by such Insider. For the purposes of this paragraph 18(d), the cancellation of a Unit prior to its expiry date in conjunction with the granting of a Unit to the same Insider on different terms shall be considered to be a material amendment to a Unit.

19. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of a Unit due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall

terminate and any funds paid to the Corporation in connection with the exercise of such Unit will be returned to the relevant Participant as soon as practicable.

20. Stock Exchange Rules

The Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21. Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at the Office of the President in Calgary, Alberta; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23. Transition

No additional rights to acquire Units may be granted pursuant to the Prior Plan on or after April 21, 2004. Rights granted pursuant to the Prior Plan that are outstanding on April 21, 2004 shall be governed by the Prior Plan.

24. Gender

Words used herein importing gender shall include all genders.

25. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

File No. 82-34856.

Continued execution of the business plan advances all phases of the Joslyn Project

Quarterly Highlights

- Expanded our technical and financial teams with the addition of six Calgary personnel and two operational staff at the Joslyn plant site
- Installed an electrical submersible pump in the SAGD Phase I well and reached gross production of 250 barrels of bitumen per day at the end of March
- Initiated the MSAR™ bitumen burning test for steam generation
- Completed the winter 2004-2005 drilling program of 271 wells
- Continued construction of SAGD Phase II, progressing on schedule with field tanks, well pads and related infrastructure
- Filed SAGD Phase IIIA regulatory application for 15,000 barrels of bitumen per day expansion
- Identified route selection and commenced regulatory and preliminary engineering of the Joslyn Sales Lines

Deer Creek is pleased with the major strides made in the advancement of the Joslyn Project this quarter, including the start of field construction at the SAGD Phase II facility site, completion of the largest drilling program ever and continued progress on the next SAGD expansion and mining development. Deer Creek continued to add core strength to the team during the quarter, as people are a key to these efforts and the successful execution of the Company's business plan.

In January 2005, Deer Creek successfully completed a scheduled workover on the SAGD Phase I well pair to allow for conversion to an electrical submersible pump. Concurrent with the well workover, Deer Creek initiated a joint six month pilot with other industry participants to test the performance and emission characteristics of burning emulsified bitumen as an alternative fuel, known as MSAR™ or *multiphase superfine atomized residue*.

Production during the quarter was impacted as a result of this planned maintenance and the MSAR™ test. Installation and configuration of the MSAR™ equipment combined with the cold weather during the well workover created additional down time in steam generation than originally projected. At the end of the quarter, gross production from the well was returning to the forecasted production profile and had reached 250 barrels of bitumen per day at a steam oil ratio below 3.0.

Current production from the well is approximately 300 barrels of bitumen per day at a steam oil ratio ranging between 2.5 and 3.0. SAGD Phase I is expected to reach full production capacity of 600 barrels of bitumen per day in the fourth quarter of 2005 and average 375 barrels of bitumen per day for the year.

Work is progressing to optimize the MSAR™ equipment configuration with continuous burning of MSAR™ fuel expected to commence in the second quarter. The initial test results to date have been encouraging.

In the first quarter, Deer Creek completed drilling the balance of the wells in its largest field exploration program to date, consisting of 271 wells. The well database now stands at more than 800 wells and is approximately 16 wells per section in the primary SAGD area and in the first mining area on the northeast side of the lease.

Progress continued, during the quarter, on the construction of SAGD Phase II with total gross project costs within the previous estimate of $190 million. At March 31, 2005, facility engineering was 90% complete with 95% of the major equipment ordered. Construction at the site commenced with pile driving, pouring of tank bases, and layout of well pads and related infrastructure. Shop fabrication of facility modules is on schedule with mobilization of major units planned for June 2005.

Engineering design of the surface gathering system was 90% complete at the end of the quarter. Clearing of the right of ways commenced in April and construction is expected to occur from early June to the end of September.

The construction of the innovative slant-hole drilling rig was completed in March and drilling of the SAGD Phase II wells will commence in early June.

Overall progress on SAGD Phase II remains on track to meet the target for commissioning in late 2005 and first steam in early 2006. As at March 31, 2005, approximately $35 million of the gross $190 million project cost has been spent. Deer Creek's portion of this spending to date is approximately $29 million.

In March 2005, Deer Creek announced the filing of the regulatory application for the 15,000 barrels of bitumen per day SAGD Phase IIIA expansion. Work is continuing on the regulatory approval process, stakeholder communications and the preparation of a cost estimate. Deer Creek expects to receive approval for this phase of development in the first quarter of 2006.

Deer Creek is continuing its efforts to reach application submission for the initial mine development of 100,000 barrels of bitumen per day in late 2005 or early 2006. The mine regulatory application preparation is proceeding on schedule and on budget. In the first quarter, Deer Creek completed the data collection for the environmental impact assessment, finalized mine design criteria and identified opportunities to enhance the current process of extraction in the areas of primary bitumen separation, bitumen froth cleaning and tailings management. Research and pilot work will continue in these areas during the second quarter of 2005 with technical work completed by the third quarter of 2005.

The next major milestones for the mining development include selecting the extraction processes and finalizing the Mine Phase I site plot plan during the second quarter.

During the quarter, work continued on the Joslyn Sales Lines with the route selection finalized and engineering design approximately 40% complete. These pipelines will allow Deer Creek to secure a market for its produced bitumen and access diluent sources. The regulatory application for these pipelines is expected to be submitted in May with construction commencing in the third quarter of 2005.

We look forward to continuing to report to you on our steady progress.

On behalf of the Board of Directors,

Glen C. Schmidt
President and Chief Executive Officer

The foregoing message contains forward-looking statements. Readers are directed to the Management's Discussion and Analysis, "Advisory" on page 7, which also applies to the forward-looking statements in this message.

Management's Discussion and Analysis

The Management's Discussion and Analysis for Deer Creek Energy Limited ("Deer Creek" or the "Company") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and accompanying notes for the three months ended March 31, 2005 and the audited consolidated financial statements and the Management's Discussion and Analysis contained in the Company's Annual Report for the year ended December 31, 2004. Additional information with respect to Deer Creek, including the Annual Information Form, can be found on SEDAR at www.sedar.com or the Company's website at www.deercreekenergy.com. The financial information presented in this Management's Discussion and Analysis has been prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis is dated May 6, 2005.

The following information offers Management's analysis of the financial and operating results of the Company and may contain forward-looking statements that are based on estimates and assumptions that are subject to uncertainties. Actual results or events may vary materially from those anticipated.

Results of Operations

Joslyn Project (oil sands leases 24 and 74)

Progress continues on the construction of SAGD Phase II facility. To achieve the expansion of 10,000 barrels of bitumen per day that SAGD Phase II will provide, 17 well pairs are initially required. During the first quarter of 2005, an innovative slant-hole rig was completed for use by Deer Creek for the drilling of these wells. The rig will commence drilling in the second quarter of 2005.

SAGD Phase I operations were temporarily interrupted during the first quarter of 2005 for the planned conversion to an electrical submersible pump which will enhance the reliability of production from the first well pair. The Company also initiated a field test during the first quarter of 2005 on the MSAR™ technology or *multiphase superfine atomized residue*. This technology is an alternative fuel source aimed at reducing the reliance on natural gas for steam generation. To date, Deer Creek has been optimizing the MSAR™ equipment configuration.

Regulatory application for SAGD Phase IIIA expansion of 15,000 barrels of bitumen per day was filed in the first quarter of 2005. Development of the mine continued with progress achieved on the initial mine development plan and the social and economic assessment and public consultation to support the completion of a regulatory application in late 2005 or early 2006.

Net Additions to Property, Plant and Equipment

Exploration, development and construction activities have been conducted under a joint-venture agreement with EnerMark Inc. ("EnerMark").

	Three Months Ended March 31	
($ thousands)	**2005**	2004
Joslyn Project, net		
Project delineation	**9,418**	8,056
SAGD Phase I	**708**	9,870
SAGD Phase II	**15,318**	1,814
SAGD Phase III	**329**	87
SAGD Operations	**1,914**	-
Mining	**558**	58
Other	**3,122**	(14)
Asset retirement obligations	**148**	595
Capitalized general and administration	**1,237**	478
Project costs	**32,752**	20,944
Office equipment	**202**	152
Net additions to property, plant and equipment	**32,954**	21,096

For the three months ended March 31, 2005, net capital expenditures (excluding non-cash items such as asset retirement obligations and capitalized stock-based compensation) were incurred primarily for the construction of the SAGD Phase II facility and gathering system and for the 2005 winter drilling and seismic program. In the first quarter of 2005, Deer Creek completed the drilling program of 271 wells expanding the Company's geological well database to more than 800 wells on the Joslyn Project.

The Company is expecting net capital expenditures before capitalized general and administration costs of $133.9 million, for the remainder of 2005 excluding SAGD operations and expenditures required to construct the Joslyn Sales Lines. Of this total amount of net capital expenditures, $120.2 million is for the continued development and construction of SAGD Phase II facility, $5.6 million is for mine development and $8.1 million is for project delineation, corporate costs and other items. Future development costs of the Joslyn Project are anticipated to be financed through a combination of internally generated cash flow, equity financings and debt.

SAGD Operations

SAGD Phase I, Deer Creek's initial SAGD demonstration phase, provides operational knowledge for future development of the Joslyn Project. During the first quarter of 2005, improvements were made to the single well pair, including the conversion to an electrical submersible pump. By the end of the quarter, gross production had reached 250 barrels of bitumen per day. All net revenue and operating costs are capitalized for this demonstration phase of development.

Financial Results

	Three Months Ended March 31	
($ thousands)	**2005**	2004
Interest and other revenue	**1,116**	260
General and administrative expenses, net	**1,101**	610
Net income (loss)	**(387)**	(374)

Interest and Other Revenue

Interest and other revenue is primarily interest earned on cash invested in bankers' acceptances, money market and other interest bearing instruments held during the period. Interest and other revenue for the three months ended March 31, 2005 increased by $0.9 million from the first three months ended March 31, 2004. The average investment balance was higher in the first quarter of 2005 compared to the same period in 2004 primarily as a result of net proceeds received from the Company's July 29, 2004 initial public offering. In accordance with corporate policies, cash is invested in short-term investment instruments.

General and Administrative Expenses

Net general and administrative expenses increased $0.5 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004 primarily due to an increase in the number of employees and the recording of stock-based compensation for 2005 stock option awards. The number of employees at Deer Creek increased to 33 at March 31, 2005 from 14 at March 31, 2004. Deer Creek's general and administrative expenses are expected to increase as the Joslyn Project advances.

Gross general and administrative expenses for the first quarter of 2005 were $2.4 million, an increase of $1.5 million when compared to the first quarter of 2004. This increase is primarily due to increased activities related to project development, including employees, computer services and consulting costs. Costs directly related to project development activities are capitalized.

($ thousands)	Three Months Ended March 31 **2005**	2004
General and administrative expenses, gross	**2,430**	954
Joint venture recoveries	**(397)**	(139)
	2,033	815
Stock option compensation costs	**305**	273
Capitalized costs	**(1,237)**	(478)
General and administrative expenses, net	**1,101**	610

For 2005, the gross general and administrative expenses are expected to be approximately $9.5 million. A portion of these expenditures will be offset by EnerMark's 16 percent share, pursuant to the joint-venture agreement, and the applicable capitalization.

Amortization

Amortization expense for the three months ended March 31, 2005 was $114,000 compared to $12,000 for the three months ended March 31, 2004. The increase in amortization expense is due to the amortization of deferred financing charges related to the Company's $65.0 million credit facility and the increase in corporate assets required to meet the needs of a larger employee base.

Income Taxes

Income taxes increased to $288,000 in first quarter of 2005 from $12,000 in the first quarter of 2004 due to additional Large Corporations Tax resulting from the Company's higher capital base and the recording of future income taxes related to the effect of negative resource allowance.

Deer Creek is not subject to current taxes in Canada other than Large Corporations Tax.

Net Income (Loss)

The net loss for the three months ended March 31, 2005 was comparable to the net loss for the three months ended March 31, 2004. Increases in net general and administrative, income tax and amortization expenses were offset by the increase in interest and other revenue.

Losses are expected to continue during 2005 as the Joslyn Project will remain in the developmental phase. All net revenue and operating costs associated with SAGD Phase I will be capitalized and amortized over the expected life of the associated reserves.

Quarterly Information

($ thousands, except per share amounts)	**Q1 05**	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03	Q2 03
Net additions to property, plant and equipment	**32,954**	16,489	9,149	2,980	21,096	5,988	4,638	1,240
Interest and other revenue	**1,116**	1,012	656	158	260	235	240	242
Net income (loss)	**(387)**	(174)	(458)	(450)	(374)	(166)	(45)	(77)
Net income (loss) per share	**(0.01)**	-	(0.01)	(0.02)	(0.01)	(0.01)	-	-

Liquidity

Working Capital

Working capital surplus decreased $31.2 million during the first quarter of 2005. The decrease in working capital surplus is primarily due to capital expenditures for the development of the Joslyn Project.

($ thousands)	
Working capital, December 31, 2004	160,932
Capital expenditures	(32,339)
Abandonment deposit recovery	584
Proceeds from the issuance of common shares	266
Funds provided by operations	138
Other	188
Working capital, March 31, 2005	129,769

The working capital surplus at March 31, 2005 is expected to be sufficient to complete SAGD Phase II.

Capital Resources

Credit Facility

During the three months ended March 31, 2005, Deer Creek did not draw upon the $65.0 million committed credit facility.

Commitments and Contractual Obligations

The Company did not enter into any additional material commitments from that set forth in Note 5 of the accompanying notes to the unaudited consolidated financial statements.

Outstanding Share Data

At April 30, 2005, share capital consisted of the following:

(thousands)	
Issued and outstanding	
Common shares	47,948
Stock options	2,629
Performance share units	241
Fully diluted number of shares	50,818

Critical Accounting Estimates

A comprehensive discussion of the Company's significant accounting policies is contained in Note 1 of the accompanying notes to the audited consolidated financial statements for the year ended December 31, 2004 in Deer Creek's 2004 Annual Report. The Company's critical accounting estimates remain unchanged since December 31, 2004.

Risk Management and Success Factors

Reference is made to the "Risk Management and Success Factors" section of Management's Discussion and Analysis in Deer Creek's 2004 Annual Report. The nature of the Company's risk exposure and methods of managing risk remain substantially unchanged since December 31, 2004.

Outlook

Production from SAGD Phase I is expected to increase during 2005, with production levels projected to reach 600 barrels of bitumen per day in the fourth quarter of 2005.

On-site construction of the SAGD Phase II expansion to develop 10,000 barrels of bitumen per day began during the first quarter of 2005. Construction is expected to be completed in late 2005. There are 17 well pairs planned for development throughout 2005 and early 2006, with first steam expected to commence in early 2006.

With the completion of Deer Creek's 2004-2005 winter core hole drilling program, ongoing evaluation of the leases continues. Deer Creek is currently compiling the required data to support the planning and regulatory application for SAGD Phase IIIB and the first two phases of the mine development, which are expected to add an additional 15,000 barrels of bitumen per day and 100,000 barrels of bitumen per day of production, respectively.

The regulatory application for SAGD Phase IIIA was submitted for approval on March 1, 2005. Approval is expected in the first quarter of 2006. Work will continue on SAGD Phase IIIA in 2005, consisting of the preparation of a cost estimate, ongoing stakeholder communications and determination of infrastructure requirements.

The Company will continue to make progress on the mining development regulatory process to ensure submission of the application for the first 100,000 barrels of bitumen per day in late 2005 or early 2006. Mine regulatory approval is expected in 2007.

Supplemental Information

Joslyn Project Development Plan

Project Phase	Expected Production Bbls of bitumen per day	Start up*	Full Production*
SAGD Phase I	600	Q2 2004	Q4 2005
SAGD Phase II	10,000	Q1 2006	2007
SAGD Phase IIIA	15,000	2007	2008
SAGD Phase IIIB	15,000	2009	2010
Mine Phase I	50,000	2010	2011
Mine Phase I	50,000	2013	2014
Mine Phase III	50,000	2016	2017
Mine Phase IV	50,000	2019	2020

* Start up for the SAGD phases of the Joslyn Project refers to initial steaming, with full production expected 12-18 months after start up. Start up for the mining phases of the Joslyn Project refers to initial extraction, with full production expected six months after start up.

Advisory
This report contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "estimate", "believe" and other similar words, or statements that certain events or conditions "may" or "will" occur. By their nature, forward-looking statements involve assumptions and are subject to a variety of risks and uncertainties, including, but not limited to, those associated with resource definition, the timeline to production, the possibility of project cost overruns or unanticipated costs and expenses, regulatory approvals, fluctuating oil and gas prices, and the ability to access sufficient capital to finance future development. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Except as required under applicable securities legislation, the Company undertakes no obligation to update or revise any forward-looking information. The reader is cautioned not to place undue reliance on forward-looking statements.

Consolidated Balance Sheets

(unaudited)

(thousands of dollars)	**March 31 2005**	December 31 2004
Assets		
Current assets		
Cash and cash equivalents	**$ 96,542**	$ 85,437
Short-term investments	**55,810**	86,168
Accounts receivable	**10,731**	8,578
Prepaid expenses and deposits	**501**	337
	163,584	180,520
Abandonment deposits	**3**	587
Deferred charges	**876**	926
Property, plant and equipment	**110,841**	77,951
	$ 275,304	$ 259,984
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 33,815**	$ 19,588
Future income tax liability	**4,809**	4,475
Asset retirement obligations (note 2)	**1,008**	860
	39,632	24,923
Shareholders' equity		
Share capital (note 3)	**222,731**	222,446
Contributed surplus	**28,339**	27,626
Deficit	**(15,398)**	(15,011)
	235,672	235,061
	$ 275,304	$ 259,984

Contingencies and Commitments (notes 4 and 5)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income and Deficit

(Unaudited)

(thousands of dollars except per share amounts)	Three months ended March 31 **2005**	2004
Revenue		
Interest and other	$ **1,116**	$ 260
Expenses		
General and administrative	**1,101**	610
Amortization	**114**	12
	1,215	622
Income (loss) before income taxes	**(99)**	(362)
Income taxes	**288**	12
Net income (loss)	**(387)**	(374)
Deficit, beginning of period	**(15,011)**	(13,555)
Deficit, end of period	$ **(15,398)**	$ (13,929)
Net income (loss) per common share (note 3)		
Basic and diluted	$ **(0.01)**	$ (0.01)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of dollars)	Three months ended March 31 **2005**	2004
Operating activities		
Net income (loss)	**$ (387)**	$ (374)
Add items not affecting cash:		
Stock-based compensation	**218**	317
Amortization	**114**	12
Future income tax	**193**	-
Changes in non-cash working capital	**237**	168
	375	123
Investing activities		
Property, plant and equipment additions	**(32,339)**	(20,369)
Proceeds from short-term investments	**30,358**	-
Abandonment deposit recovery (contribution)	**584**	(3)
Changes in non-cash working capital	**11,861**	7,928
	10,464	(12,444)
Financing activities		
Proceeds from the issuance of common shares (note 3)	**266**	16,647
	266	16,647
Increase in cash and cash equivalents	**11,105**	4,326
Cash and cash equivalents, beginning of period	**85,437**	35,132
Cash and cash equivalents, end of period	**$ 96,542**	$ 39,458
Cash and cash equivalents is comprised of:		
Deposits with banks and others	**$ 262**	$ 276
Interest bearing instruments	**96,280**	39,182
	$ 96,542	$ 39,458

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements – March 31, 2005

(Unaudited)
(tabular amounts in thousands of dollars except per share amounts and otherwise noted)

1. Summary of Significant Accounting Policies

The interim consolidated financial statements of Deer Creek Energy Limited ("Deer Creek" or "the Company") are prepared in accordance with Canadian generally accepted accounting principles. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenue and expenses during the reporting period. Actual results may differ from those estimates.

The accounting policies applied are consistent with those outlined in the Company's annual consolidated financial statements for the fiscal year ended December 31, 2004. These consolidated financial statements for the three months ended March 31, 2005 do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements included in the Company's 2004 Annual Report.

Certain comparative figures have been reclassified to conform to current financial statement presentation.

Share Appreciation Rights

The Company established a Share Appreciation Rights Plan (the "SAR Plan") on March 11, 2005. Under the SAR Plan employees and providers of services to the Company are entitled to cash payments equal to the excess of the market price of the common shares over the exercise price of the share appreciation right. The obligation is accrued using the fair value method under which, the difference between the market value of the Company's common shares and the exercise price of the share appreciation right is recorded as compensation expense.

2. Asset Retirement Obligations

		Amount
Balance, December 31, 2004	$	860
Liabilities incurred		134
Accretion		14
Balance, March 31, 2005	**$**	**1,008**

The estimated undiscounted amount of cash flows required to settle the asset retirement obligations is $2.4 million and have been discounted at rates between 5.9 percent and 7.3 percent. The costs are expected to be incurred between 2008 and 2040.

3. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of first preferred shares without par value, issuable in series.

Issued

	Number of Shares (thousands)		Amount
Common Shares			
December 31, 2004	47,898	$	222,446
Stock options exercised	50		285
March 31, 2005	**47,948**	**$**	**222,731**

At March 31, 2005, there were 4,679,846 common shares reserved for issuance under the Stock Option and Performance Share Unit Plans.

Performance Share Units

The Company has a Performance Share Unit Plan under which directors, officers, employees and providers of services to the Company are eligible to receive grants.

	Number (thousands)		Exercise Price ($/unit)
Outstanding, December 31, 2004	171	$	0.05
Granted	66		0.01
Outstanding, March 31, 2005	**237**	**$**	**0.04**
Exercisable, March 31, 2005	**183**	**$**	**0.05**

For the three months ended March 31, 2005, compensation cost of $0.4 million for performance share units granted has been credited to contributed surplus.

Stock Options

The Company has a Stock Option Plan under which directors, officers, employees and providers of services to the Company are eligible to receive grants.

	Number (thousands)		Weighted Average Exercise Price ($/option)
Outstanding, December 31, 2004	2,339	$	5.80
Granted	403		15.26
Exercised	(50)		5.33
Cancelled	(65)		8.75
Outstanding, March 31, 2005	**2,627**	**$**	**7.19**
Exercisable, March 31, 2005	**1,445**	**$**	**5.18**

For the three months ended March 31, 2005, compensation cost of $0.3 million has been recognized for stock options granted after January 1, 2003.

No compensation cost has been recorded for stock options granted in 2002. The following shows pro forma net loss and loss per common share had the fair value method of accounting been applied for stock options granted during 2002:

	Three months ended March 31			
		2005		2004
Net income (loss)				
As reported	**$**	**(387)**	$	(374)
Less fair value of stock options		**17**		18
Pro forma	**$**	**(404)**	$	(392)
Basic and diluted net income (loss) per share				
As reported	**$**	**(0.01)**	$	(0.01)
Pro forma	**$**	**(0.01)**	$	(0.01)

3. Share Capital (continued)

The estimated fair value of stock options was calculated at the date of grant using the Black-Scholes model and the following assumptions:

		March 31 2005
Weighted average fair value ($/option)	$	5.22
Expected volatility (percent)		30
Risk free interest rate, average for the period (percent)		4.0
Expected life (in years)		5

Share Appreciation Rights

On March 11, 2005, the Company established a Share Appreciation Rights Plan. Under this plan, employees and providers of services to the Company are eligible to receive cash payments equal to the excess of the market price of the common shares over the exercise price of the right. The vesting period of the share appreciation rights is two years.

		March 31 2005
Share appreciation rights granted		9,672
Share appreciation rights outstanding		9,672
Share appreciation rights exercisable		-
Weighted average exercise price ($/right)	$	9.98
Share appreciation rights cost (thousands)	$	2

All share appreciation rights granted were granted to employees directly involved in pre-commercial development activities. Compensation costs related to the share appreciation rights were capitalized.

Earnings per share

Basic and diluted net income (loss) per share has been calculated using the weighted average number of common shares outstanding during the period of 47,911,300 (29,276,800 in 2004). The calculation of diluted net income (loss) per share does not include stock options or performance share units as the effect would be anti-dilutive.

4. Credit Facility

As at March 31, 2005, no amounts had been advanced under this credit facility. Standby fees of $0.2 million in relation to the credit facility have been capitalized during the three month period ended March 31, 2005.

5. Contingencies and Commitments

Joslyn Project Development

The Company has agreements with Talisman Energy Inc. (the "Talisman Agreement") and EnerMark Inc. ("EnerMark") related to the development of the Joslyn Project. Details of these agreements are provided in Note 8 to the annual consolidated financial statements for the fiscal year ended December 31, 2004.

Contingent amounts payable to Talisman Energy Inc. by both the Company and EnerMark under the terms of the debenture granted pursuant to the Talisman Agreement are as follows:

	March 31 2005	December 31 2004
Contingent production payment:		
Deer Creek	**$ 17,640**	$ 17,640
EnerMark	**3,360**	3,360
	$ 21,000	$ 21,000
Contingent interest payment:		
Deer Creek	**$ 6,152**	$ 5,967
EnerMark	**1,172**	1,137
	$ 7,324	$ 7,104

As at March 31, 2005, development of the Joslyn Project had not advanced sufficiently to establish commercial production and positive operating cash flows. Additional investment is projected to be required to complete development of the property and to pay contingent consideration to Talisman Energy Inc. when the associated production levels are reached.

Corporate Information

Officers

Glen C. Schmidt
President and CEO

John S. Kowal
Vice President, Finance and CFO

Mark A. Montemurro
Vice President, Thermal

Gary R. Purcell
Vice President, Business Development

Don A. Riva
Vice President, Mining

Karen E. Lillejord
Controller

James D. Thomson
Corporate Secretary

Directors

John G. Clarkson [3, 4C]
President, Clearwater Capital Corporation

Jonathan C. Farber [2, 3]
Managing Director, Lime Rock Partners

Ronald J. Hiebert [2, 3]
Director, Scotia McLeod

S. Barry Jackson [1, 3C, 4]
Chairman, TransCanada Corporation

Gordon J. Kerr [2]
President and CEO, Enerplus Resources Fund

Brian K Lemke [2C]
Executive Chairman, Codero Energy Inc.

Glen C. Schmidt [4]
President and CEO, Deer Creek Energy Limited

[1] Chairman of the Board
[2] Audit Committee
[3] Human Resources & Governance Committee
[4] Technical Committee
[C] Committee Chairman

Toronto Stock Exchange
Trading Symbol – DCE

DEER CREEK
Energy Limited

For more information, please contact

Deer Creek Energy Limited
2600, 205 – 5th Avenue SW
Calgary, Alberta T2P 2V7

Phone: 403-264-3777
Facsimile: 403-264-3700
Toll Free: 1-888-264-3777
E-Mail: deercrk@deercreekenergy.com

Deer Creek's annual report and other documents are available online at www.deercreekenergy.com.